                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Information furnished as at August 13, 1999







                        Intertek Testing Services Limited






                                  (REGISTRANT)


                                  25 Savile Row
                                 London, W1X 1AA
                                     England
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


                                 Form 20-F/x/              Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                                      Yes                  No /X/

                SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Intertek Testing Services Limited financial statements for the six months to June 30, 1999


                                  Pages 1 - 39

INTERTEK TESTING SERVICES LIMITED

GENERAL

BUSINESS DESCRIPTION

Intertek Testing Services Limited (the "Company") and its subsidiaries (collectively "ITS") is a leading international group engaged in the testing, inspection and certification of manufactured goods and commodities. At June 30, 1999, ITS had 229 testing laboratories and 493 inspection offices in 83 countries.

ITS is comprised of five operating divisions, each focusing on the testing, inspection and certification of manufactured goods and commodities. A description of each of the divisions is given below. In this report, the divisions are described by the well established trade names under which they operate. The Environmental Testing Division ("Environmental"), which focused on the analysis of water, soil and air samples for toxic substances, was discontinued in August 1998.


CALEB BRETT Provides independent verification of the quantity and quality of crude oil, petroleum products and chemicals and, to a lesser extent, agricultural produce. It is a joint leader in the market for testing and inspecting petroleum and chemicals.

ETL SEMKO tests and certifies electrical and electronic products, building products, heating and ventilation and air conditioning equipment to ensure they meet with applicable safety and performance standards. ETL SEMKO also certifies the quality of management systems to standards such as ISO 9000. This division was previously known as Conformity Assessment. The new name represents the combined trade names of ETL in North America and SEMKO in Sweden.

LABTEST Is one of the largest international providers of testing and inspection services of textiles, toys, household goods and other consumer products. This division was previously referred to as Consumer Goods. Labtest is the trade name under which the division has operated for many years.

FOREIGN TRADE STANDARDS ("FTS") provides inspection and testing services to government standards organisations to ensure that imports of specified products meet their safety and other national standards. FTS also provides independent pre-shipment inspection ("PSI") services to the governments of developing countries to assist them in the enforcement of customs duties and exchange controls.

BONDAR CLEGG provides a laboratory testing service of minerals exploration samples and samples from producing mines, principally of gold but also of copper, zinc and other minerals. This division was previously referred to as Minerals. Bondar Clegg is the trade name of the division.

RESULTS OF OPERATIONS

The following tables show for the six months to June 30, 1998 ("HY 98"), the six months to June 30, 1999 ("HY 99"), the three months to June 30, 1998 ("Q2 98") and the three months to June 30, 1999 ("Q2 99"), revenues and operating income by the major divisions of ITS, as well as revenues by geographic area, expressed in thousands of pounds sterling ("L000"), except for percentages.
Geographic area relates to the area where each ITS operation is located, not the location of our clients. Overhead costs for the central head office and non-operating holding companies ("Central Costs") are allocated to operating divisions in proportion to their share of total revenues.



                                                                              HY 98             HY 99
                                                                             L000            L000
REVENUES BY DIVISION
    Caleb Brett                                                              57,758            64,662
    ETL SEMKO                                                                42,471            43,676
    Labtest                                                                  30,048            37,229
    Foreign Trade Standards                                                  30,235            27,526
    Bondar Clegg                                                              8,973             5,631
                                                                  ------------------------------------
    CONTINUING OPERATIONS                                                   169,485           178,724
    Discontinued operation                                                    4,700                 -
                                                                  ------------------------------------
                                                                  ------------------------------------
    TOTAL                                                                   174,185           178,724
                                                                  ------------------------------------
                                                                  ------------------------------------

OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS
    Caleb Brett                                                               6,476             6,040
    ETL SEMKO                                                                 5,435             5,868
    Labtest                                                                   7,644            10,366
    Foreign Trade Standards                                                   2,990             2,637
    Bondar Clegg                                                                460           (1,322)
                                                                  ------------------------------------
    CONTINUING OPERATIONS                                                    23,005            23,589
    Discontinued operation                                                  (1,751)                 -
                                                                  ------------------------------------
    TOTAL                                                                    21,254            23,589
                                                                  ------------------------------------
                                                                  ------------------------------------


REVENUES BY GEOGRAPHIC AREA
    Americas                                                                 73,387            73,526
    Europe, Africa and Middle East                                           59,720            61,061
    Asia and Far East                                                        36,378            44,137
                                                                  -----------------------------------
    CONTINUING OPERATIONS                                                   169,485           178,724
    Discontinued operation                                                    4,700                 -
                                                                  ------------------------------------
    TOTAL                                                                   174,185           178,724
                                                                  ------------------------------------
                                                                  ------------------------------------


TOTAL REVENUES                                                              174,185           178,724
Operating costs                                                           (165,611)         (147,741)
Share of operating (loss)/profit from associates                              (654)               226
                                                                  ------------------------------------
OPERATING INCOME                                                              7,920            31,209
                                                                  ------------------------------------
                                                                  ------------------------------------

------------------------------------------------------------------------------------------------------
OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS
Continuing operations                                                        23,005            23,589
Discontinued operation                                                      (1,751)                 -
                                                                  ------------------------------------
                                                                             21,254            23,589
EXCEPTIONAL ITEMS (CHARGED)/CREDITED TO OPERATING INCOME
Continuing operations                                                       (5,942)             7,620
Discontinued operation                                                      (7,392)                 -
                                                                  ------------------------------------
OPERATING INCOME AFTER EXCEPTIONAL ITEMS                                      7,920            31,209
------------------------------------------------------------------------------------------------------

                                       3

RESULTS OF OPERATIONS

                                                                              Q2 98             Q2 99
                                                                             L000            L000
REVENUES BY DIVISION
    Caleb Brett                                                              29,766            33,537
    ETL SEMKO                                                                21,426            21,765
    Labtest                                                                  16,817            20,745
    Foreign Trade Standards                                                  16,030            12,523
    Bondar Clegg                                                              4,897             3,063
                                                                  ------------------------------------
    CONTINUING OPERATIONS                                                    88,936            91,633
    Discontinued operation                                                    2,090                 -
                                                                  ------------------------------------
    TOTAL                                                                    91,026            91,633
                                                                  ------------------------------------
                                                                  ------------------------------------

OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS
    Caleb Brett                                                               3,595             3,416
    ETL SEMKO                                                                 3,138             3,308
    Labtest                                                                   5,248             7,053
    Foreign Trade Standards                                                   1,600             1,026
    Bondar Clegg                                                                467             (573)
                                                                  ------------------------------------
    CONTINUING OPERATIONS                                                    14,048            14,230
    Discontinued operation                                                    (803)                 -
                                                                  ------------------------------------
    TOTAL                                                                    13,245            14,230
                                                                  ------------------------------------
                                                                  ------------------------------------

REVENUES BY GEOGRAPHIC AREA
    Americas                                                                 37,997            38,649
    Europe, Africa and Middle East                                           30,641            28,430
    Asia and Far East                                                        20,298            24,554
                                                                  ------------------------------------
    CONTINUING OPERATIONS                                                    88,936            91,633
    Discontinued operation                                                    2,090                 -
                                                                  ------------------------------------
    TOTAL                                                                    91,026            91,633
                                                                  ------------------------------------
                                                                  ------------------------------------

TOTAL REVENUES                                                               91,026            91,633
Operating costs                                                            (90,779)          (71,868)
Share of operating (loss)/profit from associates                              (353)               215
                                                                  ------------------------------------
OPERATING (LOSS)/INCOME                                                       (106)            19,980
                                                                  ------------------------------------
                                                                  ------------------------------------

------------------------------------------------------------------------------------------------------
OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS
Continuing operations                                                        14,048            14,230
Discontinued operation                                                        (803)                 -
                                                                  ------------------------------------
                                                                             13,245            14,230
EXCEPTIONAL ITEMS (CHARGED)/CREDITED TO OPERATING INCOME
Continuing operations                                                       (5,959)             5,750
Discontinued operation                                                      (7,392)                 -
                                                                  ------------------------------------
OPERATING (LOSS)/INCOME AFTER EXCEPTIONAL ITEMS                               (106)            19,980
------------------------------------------------------------------------------------------------------


RESULTS OF OPERATIONS AT COMPARABLE EXCHANGE RATES

Although for the purposes of reporting obligations, the accounts of ITS are reported in pounds sterling ("GBP" or "L"), over 50% of ITS' revenues are denominated in U.S. dollars ("USD") or currencies linked to the U.S. dollar, such as the Hong Kong dollar ("HKD"). ITS' borrowings, interest payments and debt repayments are also denominated mainly in USD and HKD. Each of ITS' 150 subsidiaries worldwide prepares financial statements in the currency most appropriate to its business, usually the currency of the country in which such subsidiary is domiciled. Where material transaction exposure from currency rate movements exists, appropriate forward foreign exchange contracts are undertaken to minimise this exposure. A translation exposure exists to the extent that the consolidated accounts of ITS are shown in GBP. It is not ITS' policy to hedge this exposure.

The results of overseas operations are translated into GBP at the cumulative average exchange rates ("CAR") for the period. Therefore, the comparison of ITS' results between periods can be affected by fluctuations in exchange rates which are unrelated to the underlying operational performance of its businesses. The following table sets forth, for the periods indicated, the growth rates of revenues and operating income of ITS' main business divisions at actual exchange rates for the period and at prior year ("comparable") exchange rates for the period.

GROWTH RATES AT ACTUAL AND COMPARABLE EXCHANGE RATES

                              ------------------------- ------------------------ -------------------------
                                        HY 98                     HY 99                  % GROWTH
                                       Lm            %           Lm           %       Actual   Comparable
                              ------------ ------------ ------------ ----------- ------------ ------------
REVENUES

Caleb Brett                          57.8           33         64.7          36         11.9         12.1
ETL SEMKO                            42.5           24         43.7          25          2.8          1.9
Labtest                              30.0           17         37.2          21         24.0         23.3
Foreign Trade Standards              30.2           18         27.5          15        (8.9)       (10.3)
Bondar Clegg                          9.0            5          5.6           3       (37.8)       (34.4)
                              ------------ ------------ ------------ ----------- ------------ ------------
CONTINUING OPERATIONS               169.5           97        178.7         100          5.4          5.1
Discontinued operation                4.7            3            -           -      (100.0)      (100.0)
                              ------------ ------------ ------------ ----------- ------------ ------------
TOTAL                               174.2          100        178.7         100          2.6          2.3
                              ------------ ------------ ------------ ----------- ------------ ------------
                              ------------ ------------ ------------ ----------- ------------ ------------

OPERATING INCOME/(LOSS)
BEFORE EXCEPTIONAL ITEMS:

Caleb Brett                           6.5           30          6.0          25        (7.7)        (6.2)
ETL SEMKO                             5.4           26          5.9          25          9.3          7.4
Labtest                               7.6           36         10.4          44         36.8         35.5
Foreign Trade Standards               3.0           14          2.6          11       (13.3)       (16.7)
Bondar Clegg                          0.5            2        (1.3)         (5)      (360.0)      (360.0)
                              ------------ ------------ ------------ ----------- ------------ ------------
CONTINUING OPERATIONS                23.0          108         23.6         100          2.6          1.7
Discontinued operation              (1.7)          (8)            -           -      (100.0)      (100.0)
                              ------------ ------------ ------------ ----------- ------------ ------------
TOTAL                                21.3          100         23.6         100         10.8         10.4
                              ------------ ------------ ------------ ----------- ------------ ------------
                              ------------ ------------ ------------ ----------- ------------ ------------


The Actual percentage growth represents the percentage increase or decrease of one period over the prior period where each period is translated into GBP at the CAR applicable to each of those periods.

The Comparable percentage growth represents the percentage increase or decrease of one period over the prior period where both periods are translated into GBP at the CAR applicable to the earlier of the two periods.

GROWTH RATES AT ACTUAL AND COMPARABLE EXCHANGE RATES


                              ------------------------- ------------------------ -------------------------
                                        Q2 98                     Q2 99                  % GROWTH
                                       Lm            %           Lm           %       Actual   Comparable
                              ------------ ------------ ------------ ----------- ------------ ------------
REVENUES

Caleb Brett                          29.8           33         33.5          36         12.4         12.4
ETL SEMKO                            21.4           24         21.8          24          1.9          0.5
Labtest                              16.8           18         20.7          23         23.2         22.0
Foreign Trade Standards              16.0           18         12.5          14       (21.9)       (23.1)
Bondar Clegg                          4.9            5          3.1           3       (36.7)       (34.7)
                              ------------ ------------ ------------ ----------- ------------ ------------
CONTINUING OPERATIONS                88.9           98         91.6         100          3.0          2.4
Discontinued operation                2.1            2            -           -      (100.0)      (100.0)
                              ------------ ------------ ------------ ----------- ------------ ------------
TOTAL                                91.0          100         91.6         100          0.7          0.0
                              ------------ ------------ ------------ ----------- ------------ ------------
                              ------------ ------------ ------------ ----------- ------------ ------------

OPERATING INCOME/(LOSS)
BEFORE EXCEPTIONAL ITEMS:

Caleb Brett                           3.6           27          3.4          24        (5.6)        (2.8)
ETL SEMKO                             3.1           24          3.3          23          6.5          6.5
Labtest                               5.2           39          7.1          50         36.5         34.6
Foreign Trade Standards               1.6           12          1.0           7       (37.5)       (37.5)
Bondar Clegg                          0.5            4        (0.6)         (4)      (220.0)      (200.0)
                              ------------ ------------ ------------ ----------- ------------ ------------
CONTINUING OPERATIONS                14.0          106         14.2         100          1.4          1.4
Discontinued operation              (0.8)          (6)            -           -      (100.0)      (100.0)
                              ------------ ------------ ------------ ----------- ------------ ------------
TOTAL                                13.2          100         14.2         100          7.6          7.6
                              ------------ ------------ ------------ ----------- ------------ ------------
                              ------------ ------------ ------------ ----------- ------------ ------------


The Actual percentage growth represents the percentage increase or decrease of one period over the prior period where each period is translated into GBP at the CAR applicable to each of those periods.

The Comparable percentage growth represents the percentage increase or decrease of one period over the prior period where both periods are translated into GBP at the CAR applicable to the earlier of the two periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING AND FINANCIAL REVIEW

A discussion of ITS' financial condition and results of operations for Q2 98 compared to Q2 99 and HY 98 compared to HY 99 is given below, followed by a detailed review of the performance of each division.

REVENUES

                                        Q2 98       Q2 99       GROWTH       HY 98        HY 99      GROWTH
                                           Lm          Lm           Lm          Lm           Lm          Lm
                                  ----------- ----------- ------------ ----------- ------------ -----------
CONTINUING OPERATIONS                    88.9        91.6          2.7       169.5        178.7         9.2
Actual growth %                                                    3.0                                  5.4
Comparable growth %                                                2.4                                  5.1
                                  ----------- ----------- ------------ ----------- ------------ -----------

Revenues in Q2 99 were impacted by the termination of the Nigerian inspection programmes on March 31, 1999. This accounted for a decrease in revenues of L4.0 million in Q2 99 compared to Q2 98. Excluding Nigeria, revenues increased L6.7 million in Q2 99 compared to Q2 98 and L13.2 million in HY
99 compared to HY 98. Revenues in Caleb Brett, ETL SEMKO and Labtest all increased in Q2 99 and HY 99 compared to the same periods in 1998.

The Environmental Testing division was sold in August 1998, and its revenues of L2.1 million for Q2 98 and L4.7 million for HY 98 are excluded from the above table.

REVENUES BY GEOGRAPHIC AREA

                                        Q2 98       Q2 99       GROWTH       HY 98        HY 99      GROWTH
                                           Lm          Lm           Lm          Lm           Lm          Lm
                                  ----------- ----------- ------------ ----------- ------------ -----------
Americas                                 38.0        38.6          0.6        73.4         73.5         0.1
Europe, Africa and Middle East           30.6        28.4        (2.2)        59.7         61.1         1.4
Asia and Far East                        20.3        24.6          4.3        36.4         44.1         7.7
                                  ----------- ----------- ------------ ----------- ------------ -----------
TOTAL CONTINUING OPERATIONS              88.9        91.6          2.7       169.5        178.7         9.2
                                  ----------- ----------- ------------ ----------- ------------ -----------

The decrease in revenues in Q2 99 compared to Q2 98 in the Europe, Africa, Middle East Region is due to the termination of the Nigerian inspection programmes. The Labtest division that is predominantly based in Asia and the Far East is largely responsible for the growth in revenues in that region.

OPERATING COSTS BEFORE EXCEPTIONAL ITEMS

                                        Q2 98       Q2 99       GROWTH       HY 98        HY 99      GROWTH
                                           Lm          Lm           Lm          Lm           Lm          Lm
                                  ----------- ----------- ------------ ----------- ------------ -----------
CONTINUING OPERATIONS                    74.9        77.4          2.5       146.5        155.1         8.6
Actual growth %                                                    3.3                                  5.9
Comparable growth %                                                2.5                                  5.7
                                  ----------- ----------- ------------ ----------- ------------ -----------


From January 1, 1998, ITS adopted Financial Reporting Standard 10 in relation to goodwill arising on acquisitions. This has resulted in an increase in operating costs of L0.4 million in HY 99, of which L0.2 million was incurred in Q2 99, for goodwill amortisation that was largely attributable to the acquisitions undertaken by Caleb Brett after March 1998.
The cost reduction programme in Bondar Clegg continued, and restructuring costs of approximately L0.3 million were incurred in HY 99, of which L0.1 million was incurred in Q2 99. Several new laboratories were opened in HY 99, mainly in Labtest, and start up costs have been incurred in advance of revenues being generated. In Caleb Brett, additional costs have been incurred in HY 99 to integrate acquisitions made in 1998 and 1999 into the ITS group.

OPERATING INCOME BEFORE EXCEPTIONAL ITEMS

                                        Q2 98       Q2 99       GROWTH       HY 98        HY 99      GROWTH
                                           Lm          Lm           Lm          Lm           Lm          Lm
                                  ----------- ----------- ------------ ----------- ------------ -----------
CONTINUING OPERATIONS                    14.0        14.2          0.2        23.0         23.6         0.6
Actual growth %                                                    1.4                                  2.6
Comparable growth %                                                1.4                                  1.7
Operating margin %                       15.7        15.5        (0.2)        13.6         13.2       (0.4)
                                  ----------- ----------- ------------ ----------- ------------ -----------

Labtest, and to a lesser extent, ETL SEMKO, were the main contributors to the growth in operating income in Q2 99 over Q2 98 and HY 99 over HY 98. This was partly offset by a small decrease in the operating income of Caleb Brett in Asia. Operating income growth in Q2 99 has suffered from the loss of the Nigerian inspection programmes in FTS and Caleb Brett and a decline of the Bondar Clegg division. Excluding the impact of the loss of operating income from Nigeria, growth in operating income was L0.9 million in Q2 99 over Q2
98 and L1.3 million in HY 99 over HY 98.

The discontinued Environmental Testing division generated operating losses of L0.8 million in Q2 98 and L1.7 million in HY 98. These losses are excluded from the above table.

EXCEPTIONAL INCOME/(COSTS)

OPERATING EXCEPTIONAL ITEMS

                                           Q2 98      Q2 99      GROWTH       HY 98      HY 99     GROWTH
                                              Lm         Lm          Lm          Lm         Lm         Lm
                                       ----------- ---------- ----------- ----------- ---------- -----------
FTS
Provision against Nigerian invoices         (4.7)      (2.3)        2.4        (9.4)      (7.4)        2.0
Payments from Nigerian government               -       7.1         7.1         4.7       16.0        11.3

Sub total                                   (4.7)       4.8         9.5        (4.7)       8.6        13.3
Restructuring costs                             -      (0.1)       (0.1)          -       (2.1)       (2.1)
                                       ----------- ---------- ----------- ----------- ---------- -----------
                                            (4.7)       4.7         9.4        (4.7)       6.5        11.2
                                       ----------- ---------- ----------- ----------- ---------- -----------
CALEB BRETT
Provision against Nigerian invoices         (1.2)      (0.1)        1.1        (1.2)      (0.4)        0.8
Payments from Nigerian government               -       1.1         1.1           -        1.5         1.5
                                       ----------- ---------- ----------- ----------- ---------- -----------
                                            (1.2)       1.0         2.2        (1.2)       1.1         2.3
                                       ----------- ---------- ----------- ----------- ---------- -----------

                                       ----------- ---------- ----------- ----------- ---------- -----------
DISCONTINUED OPERATION                      (7.4)         -         7.4        (7.4)         -         7.4
                                       ----------- ---------- ----------- ----------- ---------- -----------

TOTAL (COSTS)/INCOME                       (13.3)       5.7        19.0       (13.3)       7.6        20.9
                                       ----------- ---------- ----------- ----------- ---------- -----------

In April 1997, due to the irregular nature at that time of the payments received from the Nigerian Government for the PSI programmes in the FTS division, ITS adopted a policy of making full provision against all unpaid invoices relating to this client, and income is now recognised once payments are received. Theamount of invoices raised, provisions established and payments received by FTS and Caleb Brett in each of the periods under review are set out above.

In addition to the L7.1 million and L1.1 million payments received from the Nigerian Government in Q2 99, a further L3.3 million was received in July 1999. These payments settled all invoices up to and including September 1998. The total debt from Nigeria, net of exporter receipts, is currently L8.9 million and this is fully provided against. Receipts from exporters which amounted to L4.7 million are held as payments in advance in the balance sheet and will be repaid to exporters when the Nigerian Government pays ITS in respect of the shipments concerned.

Following the termination of the PSI programmes in Nigeria, the FTS division was restructured at a cost of L0.1 million in Q2 99 and L2.1 million in HY 99.

NON-OPERATING EXCEPTIONAL ITEMS

                                             Q2 98      Q2 99      GROWTH      HY 98       HY 99     GROWTH
                                                Lm         Lm          Lm         Lm          Lm         Lm
                                         ---------- ---------- ----------- ---------- ----------- ----------
ETL SEMKO
Proceeds from disposals                          -        0.2         0.2          -         3.5        3.5
Less attributable goodwill                       -          -           -          -        (1.1)      (1.1)
                                         ---------- ---------- ----------- ---------- ----------- ----------
Total                                            -        0.2         0.2          -         2.4        2.4
DISCONTINUED OPERATION                        (2.4)         -         2.4       (2.4)          -        2.4
                                         ---------- ---------- ----------- ---------- ----------- ----------
TOTAL NON-OPERATING EXCEPTIONAL ITEMS         (2.4)       0.2         2.6       (2.4)        2.4        4.8
                                         ---------- ---------- ----------- ---------- ----------- ----------

ETL SEMKO disposed of a non-core activity in the U.S. in February 1999 for a net consideration of L3.3 million. After deducting goodwill of L1.1 million, this disposal generated an exceptional credit of L2.2 million in Q1 99. The disposal proceeds of L3.3 million were used to prepay ITS'
Senior Term A Loan in June 1999.

In Q2 99, ETL SEMKO sold 51% of its Quality Management business in Sweden for L0.2 million. This generated an exceptional profit of L0.2 million.
The disposal proceeds of L0.2 million will be used to prepay ITS' Senior
Term A Loan in December 1999.

NET INTEREST EXPENSE

                                        Q2 98       Q2 99       GROWTH       HY 98        HY 99      GROWTH
                                           Lm          Lm           Lm          Lm           Lm          Lm
                                   ----------- ----------- ------------ ----------- ------------ -----------
CONTINUING OPERATIONS                     8.1         8.2          0.1        15.5         16.3         0.8
Actual growth %                                                    1.2                                  5.2
                                   ----------- ----------- ------------ ----------- ------------ -----------


The increase in net interest expense in HY 99 compared to HY 98 is due to the accumulation of capitalised interest on the Parent Subordinated PIK Debentures and interest on loans originating in certain of the companies acquired in 1998, offset by a reduction in interest on the Senior Term A Loans caused by the repayment of capital.

INCOME TAXES

                                        Q2 98       Q2 99       GROWTH       HY 98        HY 99      GROWTH
                                           Lm          Lm           Lm          Lm           Lm          Lm
                                   ----------- ----------- ------------ ----------- ------------ -----------
INCOME TAX CHARGE                         2.4         4.4          2.0         2.7          5.3         2.6
                                   ----------- ----------- ------------ ----------- ------------ -----------


The tax charges for Q2 98, HY 98, Q2 99 and HY 99 were calculated by applying to those periods the estimated tax rate for the full year concerned before adjusting for exceptional items. The estimated tax rate for the full year 1999 is higher than what was the estimated tax rate for the full year 1998 and is similar to what was the final tax rate for the full year 1998. Exceptional items have been tax effected as appropriate.

OPERATING AND FINANCIAL REVIEW BY DIVISION

A discussion of the performance of each of the operating divisions for Q2 98 compared to Q2 99 and HY 98 compared to HY 99 is given below. The operating income by division given below is before exceptional items.

CALEB BRETT

OPERATING RESULTS                       Q2 98       Q2 99       GROWTH       HY 98        HY 99      GROWTH
                                           Lm          Lm           Lm          Lm           Lm          Lm
                                   ----------- ----------- ------------ ----------- ------------ -----------
REVENUES                                 29.8        33.5          3.7        57.8         64.7         6.9
Actual growth %                                                   12.4                                 11.9
Comparable growth %                                               12.4                                 12.1

OPERATING INCOME                          3.6         3.4         (0.2)        6.5          6.0        (0.5)
Actual growth %                                                   (5.6)                                (7.7)
Comparable growth %                                               (2.8)                                (6.2)
Operating margin %                       12.1        10.1         (2.0)       11.2          9.3        (1.9)
                                   ----------- ----------- ------------ ----------- ------------ -----------


Revenues in Q2 99 and HY 99 increased over the same periods in 1998. This is mainly due to the acquisitions made during the latter part of 1998 which accounted for L2.2 million of the increase in Q2 99 over Q2 98 and L4.3 million of the increase in HY 99 over HY 98. In HY 98, the demand for petroleum inspection and testing was higher than in HY 99 because oil companies increased their inventories while the oil price was low. In Q1 99, the oil companies maintained high inventories and the demand for testing and inspection services was therefore lower than in prior periods. Demand has increased in Q2 99 as inventories have been sold down and cargo movements have increased, following the increase in the price of oil. The cancellation of an oil export monitoring scheme by the Nigerian Government on March 31, 1999 resulted in the loss of revenues and operating income in Q2 99.

The reduction in operating income in Q2 99 compared to Q2 98 and HY 99 compared to HY 98 was largely attributable to developments in the Asia Pacific region. There was a reduction in hydrocarbon inspection and testing and in surveys of damaged cargo due to reduced activity in the region and because of the ban on transhipping cargo into China from Hong Kong. There has also been some severe price competition. Caleb Brett has responded to these conditions by reducing costs in the countries affected. New laboratories were opened in Singapore and the Philippines in Q2 99 and additional start up costs were incurred. Caleb Brett also incurred additional costs to integrate the acquisitions made in 1998 and 1999 into the ITS group.

Caleb Brett completed a small infill acquisition in Australia at a cost of L0.1 million in HY 99.

ETL SEMKO

OPERATING RESULTS                       Q2 98       Q2 99       GROWTH       HY 98        HY 99      GROWTH
                                           Lm          Lm           Lm          Lm           Lm          Lm
                                   ----------- ----------- ------------ ----------- ------------ -----------
REVENUES                                 21.4        21.8          0.4        42.5         43.7         1.2
Actual growth %                                                    1.9                                  2.8
Comparable growth %                                                0.5                                  1.9

OPERATING INCOME                          3.1         3.3          0.2         5.4          5.9         0.5
Actual growth %                                                    6.5                                  9.3
Comparable growth %                                                6.5                                  7.4
Operating margin %                       14.5        15.1          0.6        12.7         13.5         0.8
                                   ----------- ----------- ------------ ----------- ------------ -----------


In Q2 99, the Quality Management businesses (primarily ISO 9000) owned 100% by ITS in Sweden and 51% in Germany were sold to a company in Germany in which ITS has a 49% share. The change in management control resulting from this transaction has led to a change in the accounting treatment of these businesses. Prior to Q2 99, the revenues and operating income from these businesses were included within the ITS Group revenues and operating income. From Q2 99 onwards, revenues are excluded from the group revenues and ITS' share of the operating income is reported as income from associates. Because of this change in accounting, revenues in Europe are L1.2 million lower in Q2 99 compared to Q2 98. In addition, the disposal of the Compliance Engineering magazine business in Q1 99 has resulted in reduced revenues in both Europe and the United States in Q2 99 and HY 99 compared to Q2 98 and HY 98. Despite these changes, ETL SEMKO reported increased revenues and operating income in Q2 99 compared to Q2 98 and HY 99 compared to HY 98. This is attributable to increased conformity assessment testing in the telecom and building materials markets in the U.S. and increasing business in Europe and Asia.


In HY 99, ITS bought the remaining 50% share of GS3, the semi-conductor business in the U.S., from its joint venture partner at a cost of L0.6 million. In
Q2 99, ITS completed the acquisition of a new business in Germany at cost of L0.5 million. The new electrical testing facility which opened in Taiwan in Q1 99 has recently been fully accredited in that country to carry out electrical safety and electro magnetic compatibility ("EMC") work.


In July 1999, ETL SEMKO completed the acquisition of the electrotechnical safety and EMC testing business of ERA Technology Ltd in the U.K. for a net consideration of L1.4 million. The acquisition was carried out in conjunction with the British Electrotechnical Approvals Board ("BEAB"), which is a consumer product safety certification body in the U.K. The new business will be merged with ITS' existing electrotechnical, gas and EMC testing business in the U.K. to create a market-leading testing and certification facility in the U.K. BEAB has a 20% stake in this U.K. business.

LABTEST

OPERATING RESULTS                       Q2 98       Q2 99       GROWTH       HY 98        HY 99      GROWTH
                                           Lm          Lm           Lm          Lm           Lm          Lm
                                   ----------- ----------- ------------ ----------- ------------ -----------
REVENUES                                 16.8        20.7          3.9        30.0         37.2         7.2
Actual growth %                                                   23.2                                 24.0
Comparable growth %                                               22.0                                 23.3

OPERATING INCOME                          5.2         7.1          1.9         7.6         10.4         2.8
Actual growth %                                                   36.5                                 36.8
Comparable growth %                                               34.6                                 35.5
Operating margin %                       31.0        34.3          3.3        25.3         28.0         2.7
                                   ----------- ----------- ------------ ----------- ------------ -----------


The strong growth in Labtest continued with increased revenues and operating income in Q2 99 and HY 99 over the comparable periods in 1998. Textile testing continued to expand and new textile testing laboratories were opened in France, San Francisco and India in HY 99. The growth in textile testing is due to increased sourcing by American and European retailers from Asia and developing country manufacturers, a greater demand for new designs and buyers becoming more quality conscious. Toys testing increased in Asia in Q2 99 over Q2 98 due to the commencement of two significant testing programmes which began in March 1999 for Star Wars toys and Teenie Beanie Babies for McDonalds. Additional premises are being leased in Taiwan in response to our increasing business.

One of Labtest's largest textile customers, accounting for about 2% of revenues of this division, has indicated that it will be undertaking a cost cutting exercise in 1999. This customer plans to develop an in-house testing programme and this action could reduce the volume of testing carried out by ITS. There has been no impact in Q2 99.



FOREIGN TRADE STANDARDS

OPERATING RESULTS                       Q2 98       Q2 99      GROWTH        HY 98        HY 99     GROWTH
                                           Lm          Lm          Lm           Lm           Lm         Lm
                                   ----------- ----------- ------------ ----------- ------------ -----------
REVENUES                                 16.0        12.5        (3.5)        30.2         27.5       (2.7)
Actual growth %                                                 (21.9)                                (8.9)
Comparable growth %                                             (23.1)                               (10.3)

OPERATING INCOME                          1.6         1.0        (0.6)         3.0          2.6       (0.4)
Actual growth %                                                 (37.5)                               (13.3)
Comparable growth %                                             (37.5)                               (16.7)
Operating margin %                       10.0         8.0        (2.0)         9.9          9.5       (0.4)
                                   ----------- ----------- ------------ ----------- ------------ -----------


The standards testing programme with the Saudi Arabian Standards Organisation continued to grow. Revenues from that programme increased L0.9 million in HY 99 over HY 98.

The decrease in revenues and operating income in Q2 99 compared to Q2 98 was due to the termination of the PSI programmes in Nigeria on March 31, 1999. Although the programmes ceased on March 31, 1999, revenues totalling L2.7 million were invoiced in April and May 1999. The Nigerian programmes generated revenues of L8.5 million in HY 99 compared to L11.3 million in HY 98. Full year 1998 revenues totalled L24.2 million from these programmes. The FTS division was restructured in HY 99 at a cost of L2.1 million. These costs are reported as exceptional and are not included in the operating income in the table above.

When the Nigerian Government terminated the PSI programmes on March 31, 1999, it replaced them with a destination inspection scheme in which ITS chose not to participate. This scheme has not been successful and the new democratically elected Nigerian Government has announced that new PSI programmes will commence on September 1, 1999. The terms and conditions of the new programmes have not yet been agreed and ITS' participation in the new programmes is currently under consideration.

The existing PSI programme in Ghana will cease towards the end of 1999. FTS has tendered for the replacement destination inspection programme, but the outcome of this tender is not certain. The Ghanaian programme generated revenues of L1.7 million in HY 99.

This division has new business with the former Soviet republic of Georgia, which will start up in the second half of 1999.

BONDAR CLEGG

OPERATING RESULTS                       Q2 98       Q2 99       GROWTH       HY 98        HY 99      GROWTH
                                           Lm          Lm           Lm          Lm           Lm          Lm
                                   ----------- ----------- ------------ ----------- ------------ -----------
REVENUES                                  4.9         3.1         (1.8)        9.0          5.6        (3.4)
Actual growth %                                                  (36.7)                               (37.8)
Comparable growth %                                              (34.7)                               (34.4)

OPERATING INCOME/(LOSS)                   0.5        (0.6)        (1.1)        0.5         (1.3)       (1.8)
                                   ----------- ----------- ------------ ----------- ------------ -----------


The demand for minerals testing remains extremely depressed due to the low price of gold. A new phosphate testing contract in Saudi Arabia was gained in Q2 99, which will commence in Q3 99 and is expected to generate revenues of L0.7 million per annum. Laboratories in Missoula, U.S. and Eritrea were closed in Q2 99. Restructuring costs of L0.1 million were incurred in Q2 99 in addition to the L0.2 million incurred in Q1 99. The future of Bondar
Clegg is under review by ITS management.

DISCONTINUED OPERATION

OPERATING RESULTS                       Q2 98       Q2 99       GROWTH      HY 98         HY 99      GROWTH
                                           Lm          Lm           Lm         Lm            Lm          Lm
                                   ----------- ----------- ------------ ----------- ------------ -----------
REVENUES                                  2.1           -         (2.1)       4.7             -        (4.7)

OPERATING LOSS                           (0.8)          -          0.8       (1.7)            -         1.7
                                   ----------- ----------- ------------ ----------- ------------ -----------


The Environmental Testing division was sold in August 1998 for L1.9 million. After restructuring costs, a loss of L1.4 million was incurred as a non-operating exceptional charge.

FINANCIAL CONDITION AND LIQUIDITY

At June 30, 1999, ITS had cash of L26.8 million compared to cash of L16.8 million at December 31, 1998.

ITS reported cash inflow from operating activities of L32.1million in HY 99 and L14.1 million in HY 98 - an increase of L18.0 million. Net cash inflow from operating activities includes operating income after operating exceptionals, before depreciation and other non-cash items, as well as working capital movements. The increase in net cash inflow from operating activities in HY 99 is primarily attributable to the payments received from the Nigerian Government of L17.5 million and payments from Nigerian exporters of L4.7 million offset by L2.1 million of restructuring costs.

Expenditure on tangible fixed assets amounted to L5.2 million in HY 99 and L5.4 million in HY 98. ITS' investment in tangible fixed assets was primarily in laboratory equipment and information technology.

On April 26, 1999, ITS completed an equity offer which raised L20.0 million. The cash is being used to fund acquisitions and working capital. ITS also amended the banking arrangements with effect from April 26, 1999. The amendments provided, among other things, for delayed repayment of the Senior Term A Loans. However, ITS will apply some of the cash received from the Nigerian Government and some of the proceeds from disposals to repay the Senior Term A Loans earlier than required.

ITS reported cash outflow on acquisitions of L4.1 million in HY 99 and L7.2 million in HY 98. Cash outflow in HY 99 included the payment of L2.8 million for deferred consideration on an acquisition made in 1998, and L1.3 million for acquisitions made in HY 99. ITS received L3.3 million for the disposal of its Compliance Engineering magazine business in HY 99 and L0.2 million for the disposal of its controlling share in ETL SEMKO's Quality Assurance business in July 1999.

At June 30, 1999, ITS had total borrowings of L295.3 million less unamortised debt issuance costs of L10.0 million. The following table sets forth an analysis of borrowings:

BORROWINGS                                 December 31, 1998     June 30, 1999
                                                          Lm                Lm
                                        ----------------------- ----------------
Senior Subordinated Notes                              120.9              127.7
Senior Term Loan A                                      73.7               70.4
Senior Term Loan B                                      35.1               35.9
Senior Revolving Credit Facility                        16.3                3.3
Parent Subordinated PIK Debentures                      59.2               66.7
Other borrowings                                         1.4                1.3
                                        ----------------------- ----------------
TOTAL BORROWINGS                                       306.6              305.3
Debt issuance costs                                    (10.8)             (10.0)
                                        ----------------------- ----------------
NET BORROWINGS                                         295.8              295.3
                                        ----------------------- ----------------
                                        ----------------------- ----------------


In HY 99, ITS paid net interest of L11.1 million, comprising L6.4 million for the Senior Subordinated Notes, L2.9 million for Senior Term Loan A,
L1.4 million for Senior Term Loan B and L0.4 million on the Revolving
Credit Facility and other borrowings. The interest of L4.0 million on the Parent Subordinated PIK Debentures covered the periods November 8, 1998 to February 1, 1999 and February 2, 1999 to May 1, 1999 and was funded by further issues of Parent Subordinated PIK Debentures on February 1, 1999 and May 1, 1999.

Apart from a small amount of the Revolving Credit Facility, all the borrowings are denominated in currencies other than GBP so the outstanding amount in GBP is affected by exchange rate fluctuations. The apparent increases in the amount of Senior Subordinated Notes and the Senior Term B Loan outstanding are caused by currency fluctuations. In addition to the scheduled Senior Term Loan A capital repayments of L3.4 million which were made on June 15,1999, the proceeds of L3.3 million received from the disposal of the Compliance Engineering magazine business were used to prepay the Senior Term A Loans, making total Term A Loan repayments of L6.7 million in Q2 99. In accordance with the amended Senior Facility Agreement, L5.0 million of the payments received from the Nigerian Government and the proceeds received from the disposal of ETL SEMKO's Quality Management business will be used to prepay the Senior Term Loans on December 15, 1999. Repayments of L13.2 million were made in Q2 99 against the Revolving Credit Facility leaving L20.8 million available to draw.

ITS paid dividends of L1.4 million to minority shareholders in HY 99 and L0.4 million in HY 98.

Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, and subject to certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to Intertek Finance plc, the issuer of the Senior Subordinated Notes or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distributions or loans or advances to the Company.


GENERAL

The financial statements have been prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. The most significant differences between U.S. GAAP and U.K. GAAP are described in Note 12 to the Consolidated Financial Statements of ITS.

EXCHANGE RATES

Exchange rates used for translating local currencies into GBP for significant currencies in which ITS operates are shown in the following table.

CUMULATIVE AVERAGE EXCHANGE RATES USED TO TRANSLATE INCOME AND COSTS INTO GBP

                                    Three months to     Six months to   Three months to     Six months to
                                      June 30, 1998      June 30,1998     June 30, 1999     June 30, 1999
                                  ------------------ ----------------- ----------------- -----------------
U.S. Dollar                                    1.66              1.66              1.61              1.63
Hong Kong Dollar                               12.9              12.8              12.5              12.6
Swedish Kroner                                 12.9              13.0              13.5              13.3
                                  ------------------ ----------------- ----------------- -----------------


Revenues and operating income for HY 98 have been translated into GBP using the cumulative average exchange rate for the six months to June 30, 1998. Revenues and operating income for HY 99 have been translated into GBP using the cumulative average exchange rate for the six months to June 30, 1999.

Revenues and operating income for Q2 98 have been translated into GBP using the cumulative average exchange rate for the three months to June 30, 1998. Revenues and operating income for Q2 99 have been translated into GBP using the cumulative average exchange rate for the three months to June 30, 1999.

To remove the effects of currency exchange rate movements when comparing the revenues and operating income for different periods, the results on pages 5 and 6 show the percentage growth of Q2 99 over Q2 98 and HY 99 over HY 98 at both actual exchange rates and comparable exchange rates.

Because the value of the GBP has weakened against the U.S. Dollar and against the Hong Kong Dollar, the growth in revenues and operating profit at actual exchange rates is higher than the growth at comparable exchange rates.

INVESTIGATIONS BY THE U.S. ENVIRONMENTAL PROTECTION AGENCY

Two of ITS' subsidiary corporations are currently involved in investigations by the U.S. Environmental Protection Agency ("EPA"). Details of each investigation are given below:

CALEB BRETT USA, INC.

In February 1997, Caleb Brett through its routine quality assurance and quality control procedures, discovered evidence of false testing results at the Caleb Brett laboratory in Linden, New Jersey which involved testing of gasoline to certain standards set by the EPA.

Caleb Brett promptly reported its findings to the EPA. This matter has been referred to the U.S. Department of Justice by the EPA, and civil and criminal investigations are underway.

Caleb Brett requested inclusion in the EPA's Voluntary Disclosure Program. Under this program it may be possible to foreclose criminal, but not civil penalties.

As part of the co-operation with the EPA, Caleb Brett appointed a Compliance Director and introduced more stringent compliance protocols which have been presented to the EPA. These compliance procedures are now fully implemented.

It is not yet possible to estimate the cost of any civil or criminal penalties arising from this matter, however, on the basis of currently available information, the directors consider that the outcome is unlikely to have a material effect on the financial position of ITS. Possible rights of recovery against Inchcape plc under the Share Purchase Deed are being pursued.


INTERTEK TESTING SERVICES ENVIRONMENTAL LABORATORIES, INC.

In December 1997, Intertek Testing Services Environmental Laboratories, Inc. ("ITS Environmental") discovered certain discrepancies in reported testing results at its facility in Richardson, near Dallas, Texas ("Dallas"). A further investigation by the Quality Assurance/Quality Control department of ITS Environmental revealed that technicians at the Dallas facility had at various times manually integrated data and improperly calibrated test equipment in a way that may have skewed the accuracy of the test results that have been reported, but not necessarily the basic data recorded in the testing equipment.

ITS Environmental promptly reported these discrepancies to the EPA and to clients. Civil and criminal investigations are under way. A government investigation at the ITS Environmental facility uncovered evidence of false reporting beyond that initially discovered and disclosed by ITS Environmental.

ITS Environmental has requested inclusion in the EPA's Voluntary Disclosure Program. Under this program it may be possible to foreclose criminal but not civil penalties. If the actions of ITS Environmental that were disclosed to the EPA are found to qualify for the immunities available under its Voluntary Disclosure Program, the protection of this program may not extend to improper actions subsequently discovered.

In August 1998, ITS Environmental sold its laboratory business in Burlington, Vermont U.S.A. and St. Helens, U.K. and stopped commercial operations at the laboratory in Dallas. These actions resulted in the discontinuation of business at ITS Environmental. This sale has not relieved ITS Environmental of any liability it may face as a result of these investigations or otherwise.

Although commercial operations have been discontinued in Dallas, the facility is being used to reprocess the original data. During the past few months, ITS Environmental has developed what ITS Environmental believes to be an effective data screening and reprocessing method. The reprocessing effort is aimed at providing clients with data of known quality. The EPA have advised ITS that the reprocessing is not acceptable to the EPA for clean-up or compliance purposes. Nevertheless, ITS Environmental believes that it can establish the scientific integrity of the reprocessing work.

ITS Environmental continues to co-operate fully with the government investigation. To date, no action has been brought against ITS Environmental by the EPA or any other party. At this time, it is not possible to estimate the cost of any civil or criminal penalties arising from this matter. However, on the basis of currently available information, the directors consider that the outcome is unlikely to have a material effect on the financial position of ITS. Possible rights of recovery against Inchcape plc under the Share Purchase Deed are being pursued.

INFORMATION TECHNOLOGY

STATE OF READINESS

The date change from 1999 to 2000 may impair the function of ITS' internal computer network and related systems, its testing equipment and any other system or device in which the year is represented by two digits rather than by four. A full review has been undertaken for all major IT systems to ensure they will operate effectively in the Year 2000. The review is complete and ITS expects that the modifications identified in that review will be completed by September 1999.

ITS has established a Year 2000 team made up of the members of ITS' IT Steering Committee to cover (i) internal systems, (ii) test equipment and facilities,
(iii) suppliers and (iv) legal issues. ITS' IT Steering Committee reports regularly to the ITS Board.

To date, ITS has contacted approximately 3,000 of its customers in connection with Year 2000 issues. All key subcontractors and suppliers are being audited by ITS under its Year 2000 programme. ITS has also implemented procedures to access the Year 2000 readiness of its key suppliers. These procedures include testing of critical components and obtaining confirmation from key suppliers. ITS currently expects its key subcontractors and suppliers will be Year 2000 compliant in all material respects by Q3 99.

COSTS

The total cost (both revenue and capital) of remedial and replacement work for both IT systems and non-IT systems is currently estimated at L2.0 million in 1999. These estimates have been calculated in accordance with SEC Guidelines, which require the full cost of projects to be disclosed as estimated Year 2000 costs, where the replacement of a non-compliant system has been accelerated.

RISKS

There can be no assurance that ITS' efforts (or the efforts of its customers and suppliers) will be successful in limiting the vulnerability of the ITS systems and equipment to the problems associated with the transition to the Year 2000, or that, if such problems occur, they will not have a material adverse effect on ITS before they can be resolved. However, management presently believes that it is unlikely that the failure of any individual system will have a material effect on the operation of ITS. In the event of a systems breakdown at a particular site, work can usually be transferred to another site in ITS.

CONTINGENCY PLANS

ITS currently believes that the most reasonably likely worst case scenario is that there will be some localised disruptions of systems that will affect individual business processes, facilities or supplies for a short time rather than systemic or long-term problems affecting its business operations as a whole. Through its contingency planning, ITS will continue to identify systems, or other aspects of its business or that of its suppliers, that it believes would be most likely to experience Year 2000 problems, as well as those business operations in which a localised disruption could have the potential for causing a wider problem by interrupting the flow of products, materials or data to other operations. ITS' contingency planning will focus on minimising the scope and duration of any disruptions by having sufficient personnel, inventory and other resources in place to permit a flexible, real-time response to specific problems as they may arise at individual locations around the world.



EURO

On January 1, 1999, eleven of the European Union member states, including seven countries where ITS operations are located, established fixed conversion rates between their existing countries and adopted one common currency, the Euro. The conversion to the Euro eliminates currency exchange rate risk among the eleven member countries.

The currencies of the eleven member states remain legal tender in the participating countries during a three year transition period from January 1, 1999 through January 1, 2002. Effective January 1, 1999 the Euro is traded on currency exchanges and is available for non-cash transactions during the three year transitional period. Beginning on January 1, 2002, the European Central Bank will issue Euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002 the participating countries will withdraw all bills and coins and use the Euro as their legal currency.

ITS' operating units affected by the Euro have established plans to address the issues raised by the conversion. These issues, amongst others, include such matters as pricing, continuity of contracts, accounting and financial reporting, taxation, treasury activities and computer systems. ITS anticipates that the operating units will convert their local records to the Euro during the three year transition period.

At this time, although no immediate problems have been identified, there can be no assurance that the harmonisation of currencies in Europe will not have a material adverse impact on the results of operations, financial position or liquidity of its European businesses.



SUBSEQUENT EVENTS

On July 7, 1999, ITS received L3.3 million from the Nigerian Government in settlement of FTS invoices through to September 1998.


In July 1999, ETL SEMKO completed the acquisition of the electrotechnical safety and EMC testing business of ERA Technology Ltd in the U.K. for a net consideration of L1.4 million.

INTERTEK TESTING SERVICES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                            (Unaudited)
                                                                                 -----------------------------------
                                                                          NOTES      Six months     Six months to
                                                                                   to  June 30,          June 30,
                                                                                           1998              1999
                                                                                           L000              L000
                                                                                 -----------------------------------
REVENUES
     Continuing operations                                                              169,485           178,724
     Discontinued operation                                                               4,700                 -
                                                                                 -----------------------------------
GROUP REVENUES                                                              3           174,185           178,724
Operating costs                                                                        (165,611)         (147,741)
                                                                                 -----------------------------------
GROUP OPERATING INCOME                                                                    8,574            30,983
Share of operating (loss)/profit in associates                                             (654)              226
                                                                                 -----------------------------------
TOTAL OPERATING INCOME                                                                    7,920            31,209

--------------------------------------------------------------------------------------------------------------------
Operating income/(loss) before exceptional items
     Continuing operations                                                               23,005            23,589
     Discontinued operation                                                              (1,751)               --
                                                                                 -----------------------------------
                                                                            3            21,254            23,589
Exceptional items (charged)/credited to operating income                    4
     Continuing operations                                                               (5,942)            7,620
     Discontinued operation                                                              (7,392)               --
                                                                                 -----------------------------------
TOTAL OPERATING INCOME                                                                    7,920            31,209
--------------------------------------------------------------------------------------------------------------------

NON-OPERATING EXCEPTIONAL ITEMS                                             4            (2,450)            2,410
                                                                                 -----------------------------------

INCOME ON ORDINARY ACTIVITIES BEFORE NET INTEREST                                         5,470            33,619
Net interest expense                                                        5           (15,543)          (16,259)
                                                                                 -----------------------------------
(LOSS)/INCOME BEFORE TAXATION                                                           (10,073)           17,360
Taxation                                                                    6            (2,726)           (5,300)
                                                                                 -----------------------------------
(LOSS)/INCOME AFTER TAXATION                                                            (12,799)           12,060
Minority interests                                                                       (1,313)           (1,523)
                                                                                 -----------------------------------
NET (LOSS)/INCOME FOR THE GROUP AND ITS SHARE OF ASSOCIATES                             (14,112)           10,537
                                                                                 ===================================

The accompanying notes on pages F-6 to F-30 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             (Unaudited)
                                                                                 -----------------------------------
                                                                                   Three months      Three months
                                                                                   to  June 30,      to  June 30,
                                                                                           1998              1999
                                                                                           L000              L000
                                                                                 -----------------------------------
REVENUES
     Continuing operations                                                               88,936             91,633
     Discontinued operation                                                               2,090                 -
                                                                                 -----------------------------------
GROUP REVENUES                                                                           91,026             91,633
Operating costs                                                                         (90,779)           (71,868)
                                                                                 -----------------------------------
GROUP OPERATING INCOME                                                                      247             19,765
Share of operating (loss)/profit in associates                                             (353)               215
                                                                                 -----------------------------------
TOTAL OPERATING (LOSS)/INCOME                                                              (106)            19,980

--------------------------------------------------------------------------------------------------------------------
Operating income/(loss) before exceptional items
     Continuing operations                                                               14,048             14,230
     Discontinued operation                                                                (803)                 -
                                                                                 -----------------------------------
                                                                                         13,245             14,230
Exceptional items (charged)/credited to operating income
     Continuing operations                                                               (5,959)             5,750
     Discontinued operation                                                              (7,392)                 -
                                                                                 -----------------------------------
TOTAL OPERATING (LOSS)/INCOME                                                              (106)            19,980
--------------------------------------------------------------------------------------------------------------------

NON-OPERATING EXCEPTIONAL ITEMS                                                         (2,450)               166
                                                                                 -----------------------------------

(LOSS)/INCOME ON ORDINARY ACTIVITIES BEFORE NET INTEREST                                (2,556)            20,146
Net interest expense                                                                    (8,142)           (8,190)
                                                                                 -----------------------------------
(LOSS)/INCOME BEFORE TAXATION                                                          (10,698)            11,956
Taxation                                                                                (2,384)           (4,367)
                                                                                 -----------------------------------
(LOSS)/INCOME AFTER TAXATION                                                           (13,082)             7,589
Minority interests                                                                        (599)             (761)
                                                                                 -----------------------------------
NET (LOSS)/INCOME FOR THE GROUP AND ITS SHARE OF ASSOCIATES                            (13,681)             6,828
                                                                                 ===================================

The accompanying notes on pages F-6 to F-30 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED

CONSOLIDATED BALANCE SHEETS

                                                                                                     (Unaudited)
                                                                                 ---------------------------------
                                                                        NOTES     December  31,          June 30,
                                                                                          1998              1999
                                                                                          L000              L000
                                                                                 ---------------------------------
ASSETS
CURRENT ASSETS
Cash                                                                      11            16,772            26,826
Trade receivables                                                                       67,516            71,413
Inventories                                                                              3,662             3,687
Other current assets                                                                    15,241            18,265
Deferred taxation asset                                                                  1,348             1,357
                                                                                 ---------------------------------
TOTAL CURRENT ASSETS                                                                   104,539           121,548
Goodwill                                                                                13,074            13,616
Property, plant and equipment, net                                                      45,951            46,954
Investments                                                                                231               997
                                                                                 ---------------------------------
TOTAL ASSETS                                                                           163,795           183,115
                                                                                 ---------------------------------
                                                                                 ---------------------------------

LIABILITIES AND SHAREHOLDERS'  DEFICIT
CURRENT LIABILITIES
Borrowings (including current portion of long term borrowings)            7             22,209             9,266
Accounts payable, accrued liabilities and deferred income                               70,952            73,849
Income taxes payable                                                                     5,368             7,550
                                                                                 ---------------------------------
TOTAL CURRENT LIABILITIES                                                               98,529            90,665
Long term borrowings                                                      7            273,564           286,056
Provisions for liabilities and charges                                                   8,518             4,603
Minority interests                                                                       4,592             4,565
SHAREHOLDERS' DEFICIT
Ordinary shares                                                                            336               808
Redeemable preference shares                                                            86,657           105,478
Shares to be issued                                                                      2,793             2,793
Premium in excess of par value                                                           3,018             3,635
Retained deficit                                                                      (314,212)         (315,488)
                                                                                 ---------------------------------
TOTAL SHAREHOLDERS' DEFICIT                                               8           (221,408)         (202,774)
                                                                                 ---------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                            163,795           183,115
                                                                                 ---------------------------------
                                                                                 ---------------------------------

The accompanying notes on pages F-6 to F-30 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            (Unaudited)
                                                                                 -----------------------------------
                                                                        NOTES     Six months to     Six months to
                                                                                  June 30, 1998     June 30, 1999
                                                                                           L000              L000
                                                                                 -----------------------------------
Total operating cash inflow                                               9             14,146            32,084
Returns on investments and servicing of finance                           10           (11,791)          (12,519)
Taxation                                                                                (2,227)           (2,485)
Capital expenditure and financial investment                              10            (5,303)           (5,144)
Acquisitions and disposals                                                10            (7,453)             (863)
                                                                                 -----------------------------------
Cash (outflow)/inflow before financing                                                 (12,628)           11,073
Financing                                                                 10             9,754                15
                                                                                 -----------------------------------
(DECREASE)/INCREASE IN CASH IN THE PERIOD                                               (2,874)           11,088
                                                                                 -----------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

(DECREASE)/INCREASE IN CASH IN THE PERIOD                                               (2,874)           11,088

Cash (outflow)/inflow from increase in debt                                            (10,395)           19,910
                                                                                 -----------------------------------
Change in net debt resulting from cash flows                                           (13,269)           30,998
Debt issued in lieu of interest payment                                                 (3,389)           (4,013)
Acquisitions and disposals                                                                    -           (1,587)
Other non-cash movements                                                                  (645)             (960)
Exchange adjustments                                                                      (170)          (13,933)
                                                                                 -----------------------------------
Movement in net debt in the period                                                     (17,473)           10,505
Net debt at the start of the period                                                   (252,151)         (279,001)
                                                                                 -----------------------------------
NET DEBT AT THE END OF THE PERIOD                                                     (269,624)         (268,496)
                                                                                 -----------------------------------
                                                                                 -----------------------------------

The accompanying notes on pages F-6 to F-30 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                             (Unaudited)
                                                                                  ------------------------------------
                                                                                      Six months         Six months
                                                                                  to June 30, 1998    to June 30, 1999
                                                                                           L000                L000
                                                                                  ------------------------------------
Net (loss)/income                                                                       (14,112)             10,537
Exchange adjustments                                                                     (1,457)            (11,813)
                                                                                  ------------------------------------
TOTAL RECOGNISED GAINS AND LOSSES                                                       (15,569)             (1,276)
                                                                                  ------------------------------------

There is no material difference between income before taxation, and net income for the financial periods, as stated in the statements of operations and their historical cost equivalents.



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

                                                                    (Unaudited)
                               -----------------------------------------------------------------------------------
                                 Ordinary    Redeemable  Shares to be   Premium in      Retained            Total
                                   shares    preference        issued    excess of       deficit
                                                 shares                  par value
                                     L000          L000          L000         L000          L000             L000
                               -----------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998            318      81,815         2,793        2,857     (294,549)          (206,766)
Net loss                                -           -             -            -      (14,112)           (14,112)
Exchange adjustments                    -           -             -            -       (1,457)            (1,457)
                               -----------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1998              318      81,815         2,793        2,857     (310,118)          (222,335)
                               -----------------------------------------------------------------------------------
                               -----------------------------------------------------------------------------------


BALANCE AT JANUARY 1, 1999            336      86,657         2,793        3,018     (314,212)          (221,408)
Net income                              -           -             -            -       10,537             10,537
Issue of shares                       472      18,821             -          617             -            19,910
Exchange adjustments                    -           -             -            -      (11,813)           (11,813)
                                 -----------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1999              808     105,478         2,793        3,635     (315,488)          (202,774)
                                 -----------------------------------------------------------------------------------
                                 -----------------------------------------------------------------------------------


Included in Retained deficit is L282.1 million which represents goodwill written off to reserves prior to December 1997 (June 30, 1998: L270.5 million).

The accompanying notes on pages F-6 to F-30 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.       BASIS OF PREPARATION

The accompanying consolidated financial statements of the Company and its subsidiaries at June 30, 1999, for the six months to June 30, 1999 and for the three months to June 30, 1999 are unaudited. In the opinion of the Directors, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial statements have been included. The results of these periods are not necessarily indicative of results for the entire year and have been prepared in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") and are presented under the historical cost convention. These principles differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP") - see note 12.

For the purpose of these condensed consolidated financial statements, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom have been condensed or omitted. These unaudited statements should be read in conjunction with the audited financial statements and notes as of and for the year ended December 31, 1998.

2.   ACCOUNTING POLICIES

The significant accounting policies adopted by the Company are as follows:

BASIS OF CONSOLIDATION

The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries.

The acquisition method of accounting has been adopted. Under this method, the results of subsidiaries acquired or sold are included in the consolidated statement of income of the Company from, or up to, the date control passes.

The consolidated statements of income of the Company include their respective shares of income from associated undertakings. The consolidated balance sheet of the Company includes interests in associates at their respective shares of the net tangible assets.

USE OF ESTIMATES

Preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for an accounting period. Such estimates and assumptions could change in the future as more information becomes known or circumstances alter, such that the group's actual results may differ from the amounts reported and disclosed in the financial statements.

FOREIGN CURRENCIES

The results of operations and cash flows of overseas subsidiaries and associated undertakings are translated into sterling at the average of the month end rates of exchange for the period. Assets and liabilities in foreign currencies are translated into sterling at closing rates of exchange except where rates are fixed under contractual arrangements.

The difference between net income/(loss) translated at average and at closing rates of exchange is included in the statement of total recognised gains and losses as a movement in shareholders' equity/(deficit). Exchange differences arising from the retranslation to closing rates of exchange of opening shareholders' equity, long-term foreign currency borrowings used to finance foreign currency investments, and foreign currency borrowings that provide a hedge against shareholders' equity are also reflected as movements in shareholders' equity/(deficit). All other exchange differences are dealt with in operations.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are stated at cost less depreciation, which is provided, except for freehold land, on a straight line basis over the estimated useful lives of the assets, mainly at the following annual rates:

Freehold buildings and long leasehold land and buildings............               2%
Short leasehold land and buildings..................................   term of lease
Plant, machinery and equipment......................................      10% - 33.3%


INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


ACCOUNTING POLICIES (CONTINUED)

LEASES

Assets held under capital leases are treated as if they had been purchased at the present value of the minimum lease payments. This cost is included in property, plant and equipment, and depreciation is provided over the shorter of the lease term or the estimated useful life. The corresponding obligations under these leases are included within borrowings. The finance charge element of rentals payable is charged to operations to produce a constant rate of interest. Operating lease rentals are charged to operations on a straight line basis over the periods of the leases.

INVENTORIES

Inventories and work in progress are stated at the lower of cost or net realisable value. Cost comprises expenditure incurred in the normal course of business in bringing inventories and work in progress to their present location and condition.

REVENUES

Revenues represent the total amount receivable for services provided and goods sold, excluding sales-related taxes and intra-group transactions. Revenue is recognised when the relevant service is completed or goods delivered.

TAXATION

Deferred taxation is provided using the liability method at current taxation rates on timing differences to the extent that the directors consider that it is probable that a liability or asset will crystallise.

PENSION BENEFITS

Liabilities under defined contribution pension schemes are charged to operations when incurred. ITS has a number of defined benefit pension schemes for which contributions are based on triennial actuarial valuations. Pension charges in operations have been calculated at a substantially level percentage of current and expected future pensionable payroll, with variations from regular cost spread over the expected remaining service lives of employees.

GOODWILL

Purchased goodwill in respect of acquisitions since 1 January 1998 is capitalised in accordance with the requirements of FRS 10: Goodwill and Intangible Assets, and is amortised on a straight line basis over its estimated useful life, which is up to 20 years. Purchased goodwill in respect of acquisitions before 1 January 1998 was written off to reserves in the year of acquisition in accordance with the accounting standard then in force. When a subsequent disposal occurs any goodwill previously written off to reserves is written back through the profit and loss account.

DERIVATIVE FINANCIAL INSTRUMENTS

ITS uses various derivative financial instruments to manage its exposure to foreign exchange and interest rate risks. Derivative financial instruments are considered hedges if they meet certain criteria. A forward exchange contract is considered a hedge of an identifiable foreign currency commitment if such contract is designated as, and is effective as, a hedge of a firm foreign currency commitment. An interest rate swap agreement is considered a "synthetic alteration" (and accounted for like a hedge) when the agreement is designated with a specific liability and it alters the interest rate characteristics of such liability. An interest rate cap agreement must also meet the same criteria as an interest rate swap to be considered hedges of a specific liability. Derivative financial instruments failing to meet the aforementioned criteria are accounted for at fair value with the resulting unrealised gains and losses included in the statement of operations.

FORWARD EXCHANGE CONTRACTS. Forward exchange contracts are designated as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs.

INTEREST RATE CAP AGREEMENTS. Interest rate cap agreements are accounted for under the accruals basis. Amounts receivable under the agreement are accrued when due as a reduction of interest charges. Premiums paid for purchased interest rate cap agreements are amortised to interest charges over the term of the caps.

INTEREST RATE SWAPS. Interest rate swap agreements are designated to change the interest rate characteristics of floating-rate borrowings. Accordingly, these agreements are accounted for under the settlement basis. The interest differential between the amounts received and amount paid is recognised as an adjustment to interest charges over the term of the swap.

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3.       SEGMENT INFORMATION

ITS comprises five divisions which are organised as follows: (1) Caleb Brett, which tests and inspects crude oil, petroleum, chemical and agricultural products; (2) ETL SEMKO, which tests and certifies electrical and electronic products, building products, heating and ventilation and air conditioning equipment; (3) Labtest, which tests textiles, fabrics, footwear, toys and consumer products; (4) Foreign Trade Standards, which provides standards testing and preshipment inspection work to governments and (5) Bondar Clegg, which analyses minerals. The Environmental Testing division which operated principally in the US and UK was sold in August 1998 and is disclosed as a discontinued operation. The accounting policies of the divisions are the same as those described in the summary of accounting policies.


                                                                                    ---------------  ----------------
                                                                                      Six months to     Six months to
                                                                                           June 30,          June 30,
                                                                                               1998              1999

                                                                                               L000              L000
                                                                                    ---------------  ----------------
REVENUES
Caleb Brett                                                                                  57,758            64,662
ETL SEMKO                                                                                    42,471            43,676
Labtest                                                                                      30,048            37,229
Foreign Trade Standards                                                                      30,235            27,526
Bondar Clegg                                                                                  8,973             5,631
                                                                                    ---------------  ----------------
TOTAL CONTINUING OPERATIONS                                                                 169,485           178,724
Discontinued operation                                                                        4,700                 -
                                                                                    ---------------  ----------------
TOTAL                                                                                       174,185           178,724
                                                                                    ---------------  ----------------

OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS
Caleb Brett                                                                                   6,476             6,040
ETL SEMKO                                                                                     5,435             5,868
Labtest                                                                                       7,644            10,366
Foreign Trade Standards                                                                       2,990             2,637
Bondar Clegg                                                                                    460            (1,322)
                                                                                    ---------------  ----------------
TOTAL CONTINUING OPERATIONS                                                                  23,005            23,589
Discontinued operation                                                                       (1,751)                -
                                                                                    ---------------  ----------------
TOTAL                                                                                        21,254            23,589
                                                                                    ---------------  ----------------

OPERATING EXCEPTIONAL ITEMS BY DIVISION
Caleb Brett                                                                                  (1,160)            1,092
Foreign Trade Standards                                                                      (4,782)            6,528
                                                                                    ---------------  ----------------
Total continuing operations                                                                  (5,942)            7,620
Discontinued operation                                                                       (7,392)                -
                                                                                    ---------------  ----------------
TOTAL                                                                                       (13,334)            7,620
                                                                                    ---------------  ----------------

NON-OPERATING EXCEPTIONAL ITEMS
ETL SEMKO                                                                                         -              2,410
Discontinued operation                                                                       (2,450)                 -
                                                                                    ---------------- ----------------
TOTAL                                                                                        (2,450)             2,410
                                                                                    ---------------- ----------------


UNALLOCATED COSTS

Cash, borrowings and income tax are managed centrally and are therefore not allocated to the divisions. Interest expense and income and income tax expense are therefore not allocated to the divisions.

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


SEGMENT INFORMATION (CONTINUED)


                                                                                   --------------   ---------------
                                                                                    Six months to     Six months to
                                                                                         June 30,          June 30,
                                                                                             1998              1999

                                                                                             L000              L000
                                                                                   --------------   ---------------
REVENUES BY GEOGRAPHIC ORIGIN
Americas                                                                                   73,387            73,526
Europe, Africa and Middle East                                                             59,720            61,061
Asia and Far East                                                                          36,378            44,137
                                                                                   --------------   ---------------
Total continuing operations                                                               169,485           178,724
Discontinued operation                                                                      4,700                 -
                                                                                   --------------   ---------------
TOTAL                                                                                     174,185           178,724
                                                                                   --------------   ---------------


REVENUES FROM SIGNIFICANT COUNTRIES OF ORIGIN

United States                                                                              55,574            59,135
United Kingdom                                                                             27,501            29,019
Hong Kong                                                                                  18,806            19,000
Others (each under 10% of total)                                                           67,604            71,570
                                                                                   ---------------- -----------------
TOTAL CONTINUING OPERATIONS                                                               169,485           178,724
Discontinued operation                                                                      4,700                 -
                                                                                   ---------------- -----------------
TOTAL                                                                                     174,185           178,724
                                                                                   ---------------- -----------------



OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS
Americas                                                                                    6,430             5,128
Europe, Africa and Middle East                                                              5,711             5,135
Asia and Far East                                                                          10,864            13,326
                                                                                   ---------------- ---------------
TOTAL CONTINUING OPERATIONS                                                                23,005            23,589
Discontinued operation                                                                     (1,751)                -
                                                                                   ---------------- ---------------
TOTAL                                                                                      21,254            23,589
                                                                                   ---------------- ---------------


OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS
FROM SIGNIFICANT COUNTRIES
United States                                                                               5,277             4,518
United Kingdom                                                                              1,355               613
Hong Kong                                                                                   4,744             6,010
Others (each under 10% of total)                                                           11,629            12,448
                                                                                   ---------------- ---------------
TOTAL CONTINUING OPERATIONS                                                                23,005            23,589
Discontinued operation                                                                     (1,751)                -
                                                                                   ---------------- ---------------
TOTAL                                                                                      21,254            23,589
                                                                                   ---------------- ---------------


INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


SEGMENT INFORMATION (CONTINUED)

                                                                                   ---------------  ---------------
                                                                                     Six months to    Six months to
                                                                                          June 30,         June 30,
                                                                                              1998             1999

                                                                                             L000              L000
                                                                                   --------------   ---------------
REVENUES BY GEOGRAPHIC DESTINATION
Americas                                                                                   70,517            75,769
Europe, Africa and Middle East                                                             62,590            58,717
Asia and Far East                                                                          36,378            44,238
                                                                                   --------------   ---------------
TOTAL CONTINUING OPERATIONS                                                               169,485           178,724
Discontinued operation                                                                      4,700                 -
                                                                                   --------------   ---------------
TOTAL                                                                                     174,185           178,724
                                                                                   --------------   ---------------


REVENUES FROM SIGNIFICANT DESTINATION COUNTRIES
United States                                                                              52,704            58,476
United Kingdom                                                                             17,762             9,504
Hong Kong                                                                                  18,806            18,621
Others (each under 10% of total)                                                           80,213            92,123
                                                                                   ---------------- -----------------
TOTAL CONTINUING OPERATIONS                                                               169,485           178,724
Discontinued operation                                                                      4,700                 -
                                                                                   ---------------- -----------------
TOTAL                                                                                     174,185           178,724
                                                                                   ---------------- -----------------


4.       EXCEPTIONAL ITEMS

                                                                                   --------------   ---------------
                                                                                    Six months to     Six months to
                                                                                         June 30,          June 30,
                                                                                             1998              1999

                                                                                             L000              L000
                                                                                   --------------   ---------------
EXCEPTIONAL ITEMS (CHARGED)/CREDITED TO OPERATING INCOME
Foreign Trade Standards
     Nigeria                                                                               (4,782)            8,629
     Restructuring                                                                              -            (2,101)
                                                                                   --------------   ---------------
                                                                                           (4,782)            6,528
Caleb Brett                                                                                (1,160)            1,092
                                                                                   --------------   ---------------
TOTAL CONTINUING OPERATIONS                                                                (5,942)            7,620
Discontinued operation                                                                     (7,392)                -
                                                                                   --------------   ---------------
TOTAL OPERATING EXCEPTIONAL ITEMS                                                         (13,334)            7,620
                                                                                   --------------   ---------------

NON-OPERATING EXCEPTIONAL ITEMS
ETL SEMKO - gain on disposals                                                                   -             2,410
Discontinued operation - loss on disposal of fixed assets                                  (2,450)                -
                                                                                   --------------   ---------------
TOTAL NON-OPERATING EXCEPTIONAL ITEMS                                                      (2,450)            2,410
                                                                                   --------------   ---------------

 Due to the irregular nature of payments received from the Nigerian Government for pre-shipment inspection work carried out by FTS in 1997, ITS adopted a policy of making full provision against invoices issued to this client and only reversing the provision when cash is received. The exceptional credit of L8.6 million for FTS comprises cash received in the six months to June 30, 1999 of L16.0 million less invoices generated in the six months to June 30, 1999 of L7.4 million. The tax effect of the exceptional credit to income is nil (period from January 1 to June 30, 1998: tax charge of nil).

The exceptional charge to operating income of L2.1 million in respect of FTS is a result of restructuring this division following the termination of the PSI programmes in Nigeria. The tax effect of this exceptional charge is nil.

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


EXCEPTIONAL ITEMS (CONTINUED)
 Caleb Brett also provided testing services to the Nigeria Government. Caleb Brett has also adopted the policy of making full provision against invoices issued to Nigeria and only reversing the provision when cash is received. The exceptional credit of L1.1 million for Caleb Brett comprises cash received in the six months to June 30, 1999 of L1.5 million less invoices generated in the six months to June 30, 1999 of L0.4 million. The tax effect of the exceptional credit to income is nil (period from January 1 to June 30, 1998: tax charge of nil).

ETL SEMKO disposed of a non-core activity in the U.S., which generated an exceptional credit of L2.2 million. This credit was after deducting attributable goodwill of L1.1 million from the disposal proceeds of L3.3 million. The tax effect of this exceptional credit is nil.

ETL SEMKO sold 51% of its Quality Management business in Sweden for L0.2 million. This generated an exceptional profit of L0.2 million. The tax effect of this exceptional credit is nil.

5.       NET INTEREST EXPENSE

                                                                                   --------------   ---------------
                                                                                    Six months to     Six months to
                                                                                         June 30,          June 30,
                                                                                             1998              1999

                                                                                             L000              L000
                                                                                   --------------  ----------------
INTEREST EXPENSE AND OTHER CHARGES
Senior Subordinated Notes                                                                   6,093             6,392
Parent Subordinated PIK Debentures                                                          3,478             3,994
Senior Term Loan A                                                                          3,728             2,868
Senior Term Loan B                                                                          1,534             1,495
Senior Revolver                                                                               115               355
Other borrowings                                                                              155               519
Amortisation of debt issuance costs                                                           852               957
                                                                                   --------------   ---------------
INTEREST EXPENSE                                                                           15,955            16,580

INTEREST INCOME
On bank balances                                                                             (412)             (321)
                                                                                   --------------   ---------------
NET INTEREST EXPENSE                                                                       15,543            16,259
                                                                                   --------------   ---------------

6.       TAXATION

The taxation charges on income before taxation and exceptional items for the six month periods ended June 30, 1998 and June 30, 1999 have been calculated based on the estimated effective tax rates for the relevant full years. Exceptional items have been tax effected as appropriate.

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.       BORROWINGS

                                                                                  ---------------------------------
                                                                                     December 31,          June 30,
                                                                                             1998              1999
                                                                                             L000              L000
                                                                                  ---------------------------------
DUE IN LESS THAN ONE YEAR
Senior Term Loan A                                                                          4,821             4,924
Senior Revolver                                                                            16,333             3,300
Other borrowings                                                                            1,055             1,042
                                                                                  ---------------------------------
TOTAL DUE IN LESS THAN ONE YEAR                                                            22,209             9,266
                                                                                  ---------------------------------



DUE IN MORE THAN ONE YEAR
Senior Subordinated Notes                                                                 116,257           123,386
Senior Term Loan A                                                                         65,302            62,272
Senior Term Loan B                                                                         34,053            34,940
Parent Subordinated PIK Debentures                                                         57,568            65,147
Other borrowings                                                                              384               311
                                                                                  ---------------------------------
TOTAL DUE IN MORE THAN ONE YEAR                                                           273,564           286,056
                                                                                  ---------------------------------



MATURITY OF BORROWINGS

                          ---------------------------------------------------------------------------------------------
                             Senior        Senior      Senior      Senior         Parent          Other         Total
                          Subordinated      Term        Term      Revolver     Subordinated     borrowings   borrowings
                             Notes         Loan A      Loan B                PIK Debentures
                              L000          L000        L000        L000           L000            L000          L000
                          ---------------------------------------------------------------------------------------------
Due in less than one year            -      5,742           -      3,300                -           1,042        10,084
Due in one to two years              -     24,185           -          -                -             156        24,341
Due in 2 to 5 years                  -     40,480      35,855          -                -             146        76,481
Due in over 5 years            127,673          -           -          -           66,736               9       194,418
                          ---------------------------------------------------------------------------------------------
                               127,673     70,407      35,855      3,300           66,736           1,353       305,324
Debt issuance costs             (4,287)    (3,211)       (915)         -           (1,589)              -       (10,002)
                          ---------------------------------------------------------------------------------------------
NET BORROWINGS                 123,386     67,196      34,940      3,300           65,147           1,353       295,322
                          ---------------------------------------------------------------------------------------------


INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


8.       RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' DEFICIT

                                                                                   --------------  ----------------
                                                                                    Six months to     Six months to
                                                                                         June 30,          June 30,
                                                                                             1998              1999

                                                                                             L000              L000
                                                                                   --------------   ---------------
Total recognised gains and losses for the period                                          (15,569)           (1,276)
Issue of ordinary share capital                                                                 -             1,089
Issue of redeemable preference shares                                                           -            18,821
Opening shareholders' deficit                                                            (206,766)         (221,408)
                                                                                   --------------   ---------------
CLOSING SHAREHOLDERS' DEFICIT                                                            (222,335)         (202,774)
                                                                                   --------------   ---------------



9.       RECONCILIATION OF OPERATING INCOME TO OPERATING CASH FLOWS

                                                                                 ----------------------------------
                                                                                       Six months        Six months
                                                                                      to June 30,       to June 30,
                                                                                             1998              1999

                                                                                             L000              L000
                                                                                 ----------------------------------
Operating income                                                                            7,920            31,209
Depreciation charge                                                                         5,764             5,692
Goodwill amortisation                                                                          31               385
Loss on sale of fixed assets                                                                  318                92
(Increase)/decrease in inventories                                                           (477)               80
Increase in receivables and prepayments                                                    (6,433)           (6,509)
Increase in payables                                                                          395               101
Cash payments from exporters                                                                    -             4,755
Increase/(decrease) in other provisions                                                     6,630            (3,495)
                                                                                 ----------------------------------
                                                                                           14,148            32,310
Equity income of associates                                                                    (2)             (226)
                                                                                 ----------------------------------
TOTAL OPERATING CASH INFLOW                                                                14,146            32,084
                                                                                 ----------------------------------


INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


10.      ANALYSIS OF CASH FLOWS

                                                                                 ----------------------------------
                                                                                       Six months        Six months
                                                                                      to June 30,       to June 30,
                                                                                             1998              1999

                                                                                             L000              L000
                                                                                 ----------------------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Net interest paid                                                                         (11,348)          (11,102)
Dividends paid to minorities                                                                 (443)           (1,417)
                                                                                 ----------------------------------
TOTAL RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                                     (11,791)          (12,519)
                                                                                 ----------------------------------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of property, plant and equipment                                                  (5,374)           (5,206)
Sale of property, plant and equipment                                                          71                62
                                                                                 ----------------------------------
TOTAL CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                                         (5,303)           (5,144)
                                                                                 ----------------------------------

ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                                                        (7,228)           (4,052)
Acquisition provision payments                                                               (225)                -
Sale of business                                                                                -             3,189
                                                                                 ----------------------------------
TOTAL ACQUISITIONS AND DISPOSALS                                                           (7,453)             (863)
                                                                                 ----------------------------------

FINANCING
Issue/(repayment) of short term debt                                                       13,036           (13,204)
Issue of ordinary shares                                                                        -             1,089
Issue of redeemable preference shares                                                           -            18,821
Repayment of other loans                                                                   (3,282)           (6,706)
Cash subscribed by minorities                                                                   -                15
                                                                                 ----------------------------------
TOTAL FINANCING                                                                             9,754                15
                                                                                 -----------------------------------


11.      ANALYSIS OF NET DEBT


                         -----------------------------------------------------------------------------------------------------
                          At January 1,   Cash flow   Acquisitions   Debt issued     Other          Exchange    At June 30,
                             1999                    and disposals   in lieu of     non-cash      adjustments          1999
                                                                      interest      changes
                                                                       payment

                             L000           L000          L000          L000          L000            L000             L000
                         --------------------------------------------------------------------------------------------------
NET CASH
Cash in hand and at bank      16,772        11,088       (1,587)            -            -             553           26,826
                         --------------------------------------------------------------------------------------------------

DEBT
Debt due within one year     (22,209)       19,910            -             -       (5,549)         (1,418)          (9,266)
Debt due after one year     (273,564)            -            -        (4,013)       4,589         (13,068)        (286,056)
                         --------------------------------------------------------------------------------------------------
                            (295,773)       19,910            -        (4,013)        (960)        (14,486)        (295,322)

                         --------------------------------------------------------------------------------------------------
TOTAL NET DEBT              (279,001)       30,998       (1,587)       (4,013)        (960)        (13,933)        (268,496)
                         --------------------------------------------------------------------------------------------------


INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


12.      SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP

The consolidated financial statements are prepared in conformity with U.K. GAAP. These accounting principles differ in certain material respects from U.S. GAAP. Described below are the material differences between U.K. GAAP and U.S. GAAP affecting the net income/(loss) and shareholders' equity/(deficit) which are set forth in the tables that follow.

GOODWILL AND OTHER INTANGIBLE ASSETS

Under U.K. GAAP, purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10, Goodwill and intangible assets. Purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition. Positive goodwill is amortised to nil over equal instalments over its estimated useful life, generally not exceeding 20 years. Under U.S. GAAP, goodwill and identifiable intangibles are capitalised and are written off over their estimated useful lives, generally not exceeding 40 years. U.S. GAAP goodwill and identifiable intangibles are being written off over periods not exceeding 20 years.

REDEEMABLE PREFERENCE SHARES

Under U.K. GAAP, preference shares with mandatory redemption features or redeemable at the option of the security holders would be classified as a component of shareholders' equity. U.S. GAAP requires such redeemable preference shares not to be classified as shareholders' equity.

PENSION COSTS -- DEFINED BENEFIT PLANS

Under U.K. GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees on the basis of a constant percentage of current and estimated future earnings. Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions", requires that pension costs be determined based on a comparison of the projected benefit obligation with the market value of the underlying plan assets and other unrecognised gains and losses assessed on an actuarial basis.

As a result of this difference in methodology, the U.S. GAAP pension expense can be significantly different from that determined under U.K. GAAP and tends to be more sensitive to changing economic conditions.

COMPENSATED ABSENCES

Under U.S. GAAP, compensated absences, being an employee's paid holiday entitlements, are accrued as earned. For companies that do not allow employees to carry compensated absences over from one year to the next, no accrual is required. U.K. GAAP does not require provision to be made.

DEFERRED TAXATION

Under U.K. GAAP, deferred taxation is provided using the liability method to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under U.S. GAAP, deferred taxation is provided on all temporary differences and carryforwards. Deferred tax assets are recognised to the extent that it is more likely than not that they will be realised. Where doubt exists as to whether a deferred tax asset will be realised, an appropriate valuation allowance is established. In addition, deferred taxes on other U.S. GAAP differences is provided.

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED)

EFFECT OF MATERIAL DIFFERENCES BETWEEN U.K. AND U.S. GAAP AND ADDITIONAL DISCLOSURES

(a)     NET INCOME/(LOSS)

                                                                                   ---------------- -----------------
                                                                                     Six months to     Six months to
                                                                                          June 30,          June 30,
                                                                                              1998              1999

                                                                                              L000             L000
                                                                                   ---------------- -----------------
NET (LOSS)/INCOME REPORTED UNDER U.K. GAAP                                                 (14,112)           10,537
Goodwill amortisation                                                                       (6,874)          (6,015)
Goodwill write off on disposals                                                                   -          (1,028)
Amortisation of goodwill on disposal                                                              -              141
Covenants not to compete amortisation                                                       (6,265)          (6,381)
Pensions                                                                                       (66)             (53)
Compensated absences                                                                          (206)            (155)
                                                                                   ---------------- -----------------
NET LOSS IN CONFORMITY WITH U.S. GAAP                                                      (27,523)          (2,954)
                                                                                   ---------------- -----------------



Continuing operations                                                                     (18,840)           (2,954)
Discontinued operation                                                                     (8,683)                  -
                                                                                   ---------------- -----------------
NET LOSS IN CONFORMITY WITH U.S. GAAP                                                     (27,523)           (2,954)
                                                                                   ---------------- -----------------

(b)     SHAREHOLDERS' DEFICIT



The approximate effect on shareholders' deficit of material differences between U.K. and U.S. GAAP are as follows:

                                                                                   ---------------- -----------------
                                                                                      December 31,          June 30,
                                                                                              1998              1999



                                                                                              L000              L000
                                                                                   ---------------- -----------------
SHAREHOLDERS' DEFICIT REPORTED UNDER U.K. GAAP                                           (221,408)         (202,774)
Goodwill                                                                                   204,136           206,790
Covenants not to compete                                                                     9,286             3,271
Redeemable preference shares                                                              (86,656)         (105,478)
Pensions                                                                                       994               941
Compensated absences                                                                         (686)             (841)
                                                                                   ---------------- -----------------
SHAREHOLDERS' DEFICIT IN CONFORMITY WITH U.S. GAAP                                        (94,334)          (98,091)
                                                                                   ---------------- -----------------

The following table reconciles shareholders' deficit under U.S. GAAP:


SHAREHOLDERS' DEFICIT AT BEGINNING OF PERIOD                                              (46,465)           (94,334)
Issue of shares                                                                                179              1,089
Net loss for the period                                                                   (45,239)            (2,954)
Exchange adjustments                                                                       (2,809)            (1,892)
                                                                                   ---------------- -----------------
SHAREHOLDERS' DEFICIT AT END OF PERIOD                                                    (94,334)           (98,091)
                                                                                   ---------------- -----------------


INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED)

(c)      CASH FLOWS

The statements of cash flows prepared in accordance with U.K. GAAP present substantially the same information as that required under U.S. GAAP. Under U.S. GAAP however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash.

Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under U.S. GAAP, three categories of cash flow activity are reported, those being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would, with the exception of dividends paid, be included as operating activities under U.S. GAAP. Capital expenditure and financial investment, acquisitions and disposals and management of liquid resources would be included as investing activities. The payment of dividends would be included under financing activities under U.S. GAAP.

Set out below is a summary of the statements of cash flows under U.S. GAAP.

                                                                                   ---------------- -----------------
                                                                                     Six months to     Six months to
                                                                                          June 30,          June 30,
                                                                                              1998              1999

                                                                                              L000              L000
                                                                                   ---------------- -----------------
Net cash (used in)/provided by operating activities                                         (253)             19,192
Net cash used in investing activities                                                    (12,660)            (7,594)
Net cash provided by/(used in) financing activities                                         9,754            (2,362)
                                                                                   ---------------- -----------------
                                                                                          (3,159)              9,236
Effect of exchange rate changes                                                           (1,450)                553
                                                                                   ---------------- -----------------
NET (DECREASE)/INCREASE IN CASH BY CONTINUING OPERATIONS                                  (4,609)              9,789
                                                                                   ---------------- -----------------

(Decrease)/increase in cash by continuing operations                                      (4,609)              9,789
Increase in cash by discontinued operation                                                    285                265
                                                                                   ---------------- -----------------
                                                                                          (4,324)             10,054
Cash at beginning of period                                                                25,153             16,772
                                                                                   ---------------- -----------------
CASH AT END OF PERIOD                                                                      20,829             26,826
                                                                                   ---------------- -----------------

(d)      COMPREHENSIVE INCOME

The company has adopted SFAS No. 130, "Reporting Comprehensive Income", which established standards for the reporting and presentation of comprehensive income/(loss) and its components in a full set of financial statements. The Company's comprehensive income/(loss) differs from net income only by the amount of the foreign currency exchange adjustments charged to shareholders' deficit for the period. Comprehensive income for the six months to June 30, 1998 and the six months to June 30, 1999 is equal to the total recognised gains and losses shown on the consolidated statement of total recognised gains and losses. Accumulated other comprehensive losses were L5.0 million and L14.4 million at June 30, 1998 and June 30, 1999, respectively.

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


13.      ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES


Intertek Finance plc ("the Issuer") is a wholly owned direct subsidiary of the Company and the Issuer has issued the Notes which are fully and unconditionally guaranteed on a senior subordinated basis by the Company and certain of its wholly owned direct subsidiaries: Intertek Testing Services UK Limited, Testing Holdings USA Inc., Yickson Enterprises Limited, Kite Overseas Holdings BV, ITS Holding Limited, Testing Holdings Sweden AB, Testing Holdings France EURL, Testing Holdings Germany GmbH (collectively, the "Guarantor subsidiaries" and, together with the Company, the "Guarantors"). In addition, each Guarantor's guarantee is itself guaranteed by each other Guarantor, fully and unconditionally, on a senior subordinated basis. Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to the Issuer or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distribution or loans or advances to the Company.

Separate financial statements and other disclosures concerning the Issuer and the Guarantors are not presented because management has determined that they are not material to the investors. In lieu of the separate guarantor financial statements, management has presented audited consolidating financial information. The audited consolidating financial information presented below has been segregated between (a) the Issuer, (b) the Guarantors and (c) the non-Guarantor subsidiaries.

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

STATEMENTS OF OPERATIONS
Six months to June 30, 1999

                                                 -------------------------------------------------------------------
                                                  Intertek   Guarantors  Non-Guarantor  Consolidation  Consolidated
                                                 Finance plc              subsidiaries    adjustments        totals

                                                        L000       L000           L000          L000          L000
                                                 -------------------------------------------------------------------
TOTAL GROUP REVENUES                                       -           -       208,228       (29,504)      178,724
Operating income/(costs)                                 139          57     (177,441)         29,504    (147,741)
Equity income of associated companies                      -           -           226             -          226
                                                 -------------------------------------------------------------------
OPERATING INCOME                                         139          57        31,013             -        31,209
Non-operating exceptional items                            -     (1,032)         3,442             -         2,410
                                                 -------------------------------------------------------------------
INCOME/(LOSS) BEFORE INTEREST                            139       (975)        34,455             -        33,619
Net interest receivable/(payable)                         37     (7,422)       (8,874)             -      (16,259)
                                                 -------------------------------------------------------------------
INCOME/(LOSS) BEFORE TAXATION                            176     (8,397)        25,581             -        17,360
Taxation                                                (53)         736       (5,983)             -       (5,300)
                                                 -------------------------------------------------------------------
INCOME/(LOSS) AFTER TAXATION                             123     (7,661)        19,598             -        12,060
Minority interests                                         -           -       (1,523)             -       (1,523)
Dividends from/(to) group companies                        -         514         (514)             -            -
                                                 -------------------------------------------------------------------
NET INCOME/(LOSS)                                        123     (7,147)        17,561             -        10,537
                                                 -------------------------------------------------------------------
                                                 -------------------------------------------------------------------



STATEMENTS OF OPERATIONS
Three months to June 30, 1999

                                                 -------------------------------------------------------------------
                                                    Intertek  Guarantors  Non-Guarantor  Consolidation  Consolidated
                                                 Finance plc               subsidiaries    adjustments        totals

                                                        L000      L000           L000           L000          L000
                                                 -------------------------------------------------------------------
TOTAL GROUP REVENUES                                       -           -        105,461      (13,828)         91,633
Operating income/(costs)                                  87          55       (85,838)        13,828       (71,868)
Equity income of associated companies                      -           -            215             -            215
                                                 -------------------------------------------------------------------
OPERATING INCOME                                          87          55         19,838             -         19,980
Non-operating exceptional items                            -     (1,032)          1,198             -            166
                                                 -------------------------------------------------------------------
INCOME/(LOSS) BEFORE INTEREST                             87       (977)         21,036             -         20,146
Net interest receivable/(payable)                         26     (3,715)        (4,501)             -        (8,190)
                                                 -------------------------------------------------------------------
INCOME/(LOSS) BEFORE TAXATION                            113     (4,692)         16,535             -         11,956
Taxation                                                (50)         559        (4,876)             -        (4,367)
                                                 -------------------------------------------------------------------
INCOME/(LOSS) AFTER TAXATION                              63     (4,133)         11,659             -          7,589
Minority interests                                         -           -          (761)             -          (761)
Dividends from/(to) group companies                        -           6            (6)             -              -
                                                 -------------------------------------------------------------------
NET INCOME/(LOSS)                                         63     (4,127)         10,892             -          6,828
                                                 -------------------------------------------------------------------
                                                 -------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


STATEMENTS OF OPERATIONS
Six months to June 30, 1998

                                                 -------------------------------------------------------------------
                                                  Intertek   Guarantors  Non-Guarantor  Consolidation   Consolidated
                                                 Finance plc              subsidiaries    adjustments         totals


                                                       L000       L000           L000           L000          L000
                                                 -------------------------------------------------------------------
TOTAL GROUP REVENUES                                      -           -        204,261       (30,076)        174,185
Operating (costs)/income                                 (2)          96     (195,781)         30,076      (165,611)
Equity income of associated companies                     -           -          (654)            -            (654)
                                                 -------------------------------------------------------------------
OPERATING (LOSS)/INCOME                                  (2)          96         7,826            -            7,920
Non-operating exceptional items                           -           -        (2,450)            -          (2,450)
                                                 -------------------------------------------------------------------
(LOSS)/INCOME BEFORE INTEREST                            (2)          96         5,376            -            5,470
Net interest receivable/(payable)                         42    (11,848)       (3,737)            -         (15,543)
                                                 -------------------------------------------------------------------
INCOME/(LOSS) BEFORE TAXATION                             40    (11,752)         1,639            -         (10,073)
Taxation                                               (101)         401       (3,026)            -          (2,726)
                                                 -------------------------------------------------------------------
LOSS AFTER TAXATION                                     (61)    (11,351)       (1,387)            -         (12,799)
Minority interests                                        -           -        (1,313)            -          (1,313)
Dividends from/(to) group companies                       -          169         (169)            -               -
                                                 -------------------------------------------------------------------
NET LOSS                                                (61)    (11,182)       (2,869)            -         (14,112)
                                                 -------------------------------------------------------------------
                                                 -------------------------------------------------------------------


STATEMENTS OF OPERATIONS

Three months to June 30, 1998

                                                 -------------------------------------------------------------------
                                                  Intertek   Guarantors  Non-Guarantor  Consolidation   Consolidated
                                                 Finance plc              subsidiaries    adjustments         totals


                                                        L000       L000          L000          L000           L000
                                                 -------------------------------------------------------------------
TOTAL GROUP REVENUES                                      -           -        107,831       (16,805)         91,026
Operating income/(costs)                                  -         136      (107,720)         16,805       (90,779)
Equity income of associated companies                     -           -          (353)            -            (353)
                                                 -------------------------------------------------------------------
OPERATING INCOME/(LOSS)                                   -          136         (242)            -            (106)
Non-operating exceptional items                           -           -        (2,450)            -          (2,450)
                                                 -------------------------------------------------------------------
INCOME/(LOSS) BEFORE INTEREST                             -          136       (2,692)            -          (2,556)
Net interest receivable/(payable)                         21     (6,053)       (2,110)            -          (8,142)
                                                 -------------------------------------------------------------------
INCOME/(LOSS) BEFORE TAXATION                             21     (5,917)       (4,802)            -         (10,698)
Taxation                                                (49)         142       (2,477)            -          (2,384)
                                                 -------------------------------------------------------------------
LOSS AFTER TAXATION                                     (28)     (5,775)       (7,279)            -         (13,082)
Minority interests                                        -           -          (599)            -            (599)
                                                 -------------------------------------------------------------------
NET LOSS                                                (28)     (5,775)       (7,878)            -         (13,681)
                                                 -------------------------------------------------------------------
                                                 -------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


BALANCE SHEETS
June 30, 1999

                                                      ------------------------------------------------------------------
                                                         Intertek   Guarantors Non-Guarantor  Consolidation Consolidated
                                                      Finance plc               subsidiaries    adjustments       totals

                                                             L000         L000          L000           L000         L000
                                                      ------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                                                            6          662        26,158              -       26,826
Trade receivables                                               -            -        71,413              -       71,413
Inventories                                                     -            -         3,687              -        3,687
Other current assets                                      127,060      269,374       257,215      (635,384)       18,265
Deferred taxation asset                                         -            -         1,357              -        1,357
                                                      -------------------------------------------------------------------
TOTAL CURRENT ASSETS                                      127,066      270,036       359,830      (635,384)      121,548
Goodwill                                                        -            -        13,616              -       13,616
Property, plant and equipment, net                              -            -        46,954              -       46,954
Investments in subsidiary undertakings                          -      339,134        64,619      (403,753)            -
Other investments                                               -            -           997              -          997
                                                      -------------------------------------------------------------------
TOTAL ASSETS                                              127,066      609,170       486,016    (1,039,137)      183,115
                                                      -------------------------------------------------------------------
                                                      -------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities
Borrowings (including current portion of
long term borrowings)                                           -        8,694           572              -        9,266
Accounts payable, accrued liabilities and deferred          3,604      225,302       480,327      (635,384)       73,849
income
Income taxes payable                                         (30)      (3,977)        11,557              -        7,550
                                                      -------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                   3,574      230,019       492,456      (635,384)       90,665
Long term borrowings                                      123,386      164,043       (1,373)              -      286,056
Provisions for liabilities and charges                          -            -         4,603              -        4,603
Minority interests                                              -            -         4,565              -        4,565
SHAREHOLDERS' EQUITY/(DEFICIT)
Ordinary shares                                                50      108,150       189,912      (297,304)          808
Redeemable preference shares                                    -      105,478             -              -      105,478
Shares to be issued                                             -        2,793             -              -        2,793
Premium in excess of par value                                  -       27,269           819       (24,453)        3,635
Retained earnings/(deficit)                                    56     (28,582)     (204,966)       (81,996)    (315,488)

                                                      -------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)                          106      215,108      (14,235)      (403,753)    (202,774)
                                                      -------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)      127,066      609,170       486,016    (1,039,137)      183,115
                                                      -------------------------------------------------------------------
                                                      -------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


BALANCE SHEETS
December 31, 1998

                                                      -------------------------------------------------------------------
                                                         Intertek  Guarantors  Non-Guarantor  Consolidation  Consolidated
                                                      Finance plc               subsidiaries    adjustments        totals
                                                             L000        L000           L000           L000          L000
                                                     --------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                                                            6     (6,691)         23,457              -        16,772
Trade receivables                                               -           -         67,516              -        67,516
Inventories                                                     -           -          3,662              -         3,662
Other current assets                                      122,087     257,595        216,069      (580,510)        15,241
Deferred taxation asset                                         -           -          1,348              -         1,348
                                                      --------------------------------------------------------------------
TOTAL CURRENT ASSETS                                      122,093     250,904        312,052      (580,510)       104,539
Goodwill                                                        -           -         13,074              -        13,074
Property, plant and equipment, net                              -           -         45,951              -        45,951
Investments in subsidiary undertakings                          -     332,581         71,226      (403,807)             -
Other investments                                               -           -            231              -           231
                                                      --------------------------------------------------------------------
TOTAL ASSETS                                              122,093     583,485        442,534      (984,317)       163,795
                                                      --------------------------------------------------------------------
                                                      --------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
CURRENT LIABILITIES
Borrowings (including current portion of
long term borrowings)                                           -      21,154           1,055             -        22,209
Accounts payable, accrued liabilities
and deferred income                                        5,723      204,430         441,309     (580,510)        70,952
Income taxes payable                                         (83)      (3,119)          8,570             -         5,368
                                                      --------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                   5,640     222,465        450,934      (580,510)        98,529
Long term borrowings                                      116,257     159,205        (1,898)              -       273,564
Provisions for liabilities and charges                          -           -          8,518              -         8,518
Minority interests                                              -           -          4,592              -         4,592
SHAREHOLDERS' EQUITY/(DEFICIT)
Ordinary shares                                                50     100,962        196,398      (297,074)           336
Redeemable preference shares                                    -      86,657              -              -        86,657
Shares to be issued                                             -       2,793              -              -         2,793
Premium in excess of par value                                  -      26,702            761       (24,445)         3,018
Retained earnings/(deficit)                                   146    (15,299)      (216,771)       (82,288)     (314,212)
                                                      --------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)                          196     201,815       (19,612)      (403,807)     (221,408)
                                                      --------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)      122,093     583,485        442,534      (984,317)       163,795
                                                      --------------------------------------------------------------------
                                                      --------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


STATEMENTS OF CASH FLOWS
Six months to June 30, 1999

                                                     ---------------------------------------------------------------------
                                                         Intertek   Guarantors  Non-Guarantor  Consolidation  Consolidated
                                                      Finance plc                subsidiaries    adjustments        totals

                                                             L000         L000           L000           L000          L000
                                                     ---------------------------------------------------------------------
Total operating cash inflow/(outflow)                         139      (2,729)         34,674              -        32,084
Returns on investments and servicing of finance             2,237      (3,180)       (11,576)              -      (12,519)
Taxation                                                        -         (95)        (2,390)              -       (2,485)
Capital expenditure and financial investment                    -            -        (5,144)              -       (5,144)
Acquisitions and disposals                                      -      (1,315)            452              -         (863)
                                                     ----------------------------------------------------------------------
CASH INFLOW/(OUTFLOW) BEFORE FINANCING                      2,376      (7,319)         16,016              -        11,073
Financing                                                 (2,376)       14,676       (12,285)              -            15
                                                     ----------------------------------------------------------------------
INCREASE IN CASH IN THE PERIOD                                  -        7,357          3,731              -        11,088
                                                     ----------------------------------------------------------------------
                                                     ----------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

INCREASE IN CASH IN THE PERIOD                                  -        7,357          3,731              -        11,088
Cash inflow from increase in debt                               -       19,629            281              -        19,910
                                                     ----------------------------------------------------------------------
Change in net debt resulting from cash flows                    -       26,986          4,012              -        30,998
Debt issued in lieu of interest payment                         -      (4,013)              -              -       (4,013)
Acquisitions and disposals                                      -            -        (1,587)              -       (1,587)
Other non-cash movements                                    (289)        (998)            327              -         (960)
Exchange movements                                        (6,840)      (7,000)           (93)              -      (13,933)
                                                     ----------------------------------------------------------------------
MOVEMENT IN NET DEBT IN THE PERIOD                        (7,129)       14,975          2,659              -        10,505
NET DEBT AT THE START OF THE PERIOD                     (116,251)    (187,050)         24,300              -     (279,001)
                                                     ----------------------------------------------------------------------
NET DEBT AT THE END OF THE PERIOD                       (123,380)    (172,075)         26,959              -     (268,496)
                                                     ----------------------------------------------------------------------
                                                     ----------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


STATEMENTS OF CASH FLOWS
Six months to June 30, 1998


                                                          ------------------------------------------------------------------------
                                                           Intertek        Guarantors  Non-Guarantor   Consolidation  Consolidated
                                                          Finance plc                   subsidiaries    adjustments      totals
                                                             L000             L000         L000            L000           L000
                                                          ------------------------------------------------------------------------
Total operating cash (outflow)/inflow                           45           (2,731)      16,832            --           14,146
Returns on investments and servicing of finance               (105)          (4,117)      (7,569)           --          (11,791)
Taxation                                                        61              472       (2,760)           --           (2,227)
Capital expenditure and financial investment                    --           (1,090)      (4,213)           --           (5,303)
Acquisitions and disposals                                      --               --       (7,453)           --           (7,453)
                                                          ------------------------------------------------------------------------
CASH (OUTFLOW)/INFLOW BEFORE FINANCING                           1           (7,466)      (5,163)           --          (12,628)
Financing                                                       --            8,705        1,049            --            9,754
                                                          ------------------------------------------------------------------------
INCREASE/(DECREASE) IN CASH IN THE PERIOD                        1            1,239       (4,114)           --           (2,874)
                                                          ------------------------------------------------------------------------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

INCREASE/(DECREASE) IN CASH IN THE PERIOD                        1            1,239       (4,114)            --           (2,874)
Cash (outflow)/inflow from increase in debt                     --           (8,697)      (1,698)            --          (10,395)
                                                          ------------------------------------------------------------------------
Change in net debt resulting from cash flows                     1           (7,458)      (5,812)            --          (13,269)
Debt issued in lieu of interest payment                         --           (3,389)         --             --           (3,389)
Other non-cash movements                                        --            5,394       (6,039)            --             (645)
Exchange movements                                              --              932       (1,102)            --             (170)
                                                          ------------------------------------------------------------------------
MOVEMENT IN NET DEBT IN THE PERIOD                               1           (4,521)     (12,953)            --          (17,473)
NET DEBT AT THE START OF THE PERIOD                       (116,736)        (168,245)      32,830             --         (252,151)
                                                          ------------------------------------------------------------------------
NET DEBT AT THE END OF THE PERIOD                         (116,735)        (172,766)      19,877             --         (269,624)
                                                          ------------------------------------------------------------------------
                                                          ------------------------------------------------------------------------


INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


STATEMENTS OF OPERATIONS
Six months to June 30, 1999

                                     -----------------------------------------------------------------------
                                      Intertek  Testing    Kite      ITS      Intertek  Testing     Yickson
                                      Testing   Holdings  Overseas  Holding   Testing   Holdings  Enterprises
                                      Services   USA      Holdings  Limited   Services   Sweden      Limited
                                        Ltd      Inc        BV                 UK Ltd      AB

                                        L000     L000      L000      L000       L000      L000        L000
                                     -----------------------------------------------------------------------
Revenues from continuing operations       --       --        --       --           --        --        --
Operating income/(costs)                 111       --        (8)      --          (36)       --        (9)
                                     -----------------------------------------------------------------------
Operating income/(loss) from
   continuing operations                 111       --        (8)      --          (36)       --        (9)
Non-operating exceptional items       (1,032)      --        --       --           --        --        --
                                     -----------------------------------------------------------------------
Loss before interest                    (921)      --        (8)      --          (36)       --        (9)
Net interest (payable)/receivable     (3,926)    (271)     (160)      12       (1,655)   (1,058)      (70)
                                     -----------------------------------------------------------------------
(Loss)/income before taxation         (4,847)    (271)     (168)      12       (1,691)   (1,058)      (79)
Taxation                                  --      248        --       (6)         507        --       (11)
                                     -----------------------------------------------------------------------
(Loss)/income after taxation          (4,847)     (23)     (168)       6       (1,184)   (1,058)      (90)
Dividends from group companies            --      514        --       --           --        --        --
                                     -----------------------------------------------------------------------
Net (loss)/income                     (4,847)     491      (168)       6       (1,184)   (1,058)      (90)
                                     -----------------------------------------------------------------------
                                     -----------------------------------------------------------------------


                                       ---------------------------------
                                       Testing   Testing      Guarantor
                                       Holdings  Holdings   subsidiaries
                                        France    Germany       Total
                                         EURL      GmbH

                                         L000      L000         L000
                                       ---------------------------------
Revenues from continuing operations       --        --            --
Operating income/(costs)                  (1)       --            57
                                       ---------------------------------
Operating income/(loss) from
   continuing operations                  (1)       --            57
Non-operating exceptional items           --        --        (1,032)
                                       ---------------------------------
Loss before interest                      (1)       --          (975)
Net interest (payable)/receivable        (62)     (232)       (7,422)
                                       ---------------------------------
(Loss)/income before taxation            (63)     (232)       (8,397)
Taxation                                  --        (2)          736
                                       ---------------------------------
(Loss)/income after taxation             (63)     (234)       (7,661)
Dividends from group companies            --        --           514
                                       ---------------------------------
Net (loss)/income                        (63)     (234)       (7,147)
                                       ---------------------------------
                                       ---------------------------------



STATEMENTS OF OPERATIONS
Three months to June 30, 1999

                                     -----------------------------------------------------------------------
                                      Intertek  Testing    Kite      ITS      Intertek  Testing     Yickson
                                      Testing   Holdings  Overseas  Holding   Testing   Holdings  Enterprises
                                      Services   USA      Holdings  Limited   Services   Sweden      Limited
                                        Ltd      Inc        BV                 UK Ltd      AB

                                        L000     L000      L000      L000       L000      L000        L000
                                     -----------------------------------------------------------------------
Revenues from continuing operations       --      --        --        --         --        --          --
Operating income/(costs)                  97      --        (9)       --        (28)       --          (5)
                                     -----------------------------------------------------------------------
Operating income/(loss) from
   continuing operations                  97      --        (9)       --        (28)       --          (5)
Non-operating exceptional items       (1,032)     --        --        --         --        --          --
                                     -----------------------------------------------------------------------
(Loss)/income before interest           (935)     --        (9)       --        (28)       --          (5)
Net interest (payable)/receivable     (1,993)   (137)      (75)       12       (838)     (525)        (31)
                                     -----------------------------------------------------------------------
(Loss)/income before taxation         (2,928)   (137)      (84)       12       (866)     (525)        (36)
Taxation                                  --     304        --        (6)       262        --          (1)
                                     -----------------------------------------------------------------------
(Loss)/income after taxation          (2,928)    167       (84)        6       (604)     (525)        (37)
Dividends from group companies            --       6        --        --         --        --          --
                                     -----------------------------------------------------------------------
Net (loss)/income                     (2,928)    173       (84)        6       (604)     (525)        (37)
                                     -----------------------------------------------------------------------
                                     -----------------------------------------------------------------------


                                       ---------------------------------
                                       Testing   Testing      Guarantor
                                       Holdings  Holdings   subsidiaries
                                        France    Germany       Total
                                         EURL      GmbH

                                         L000      L000         L000
                                       ---------------------------------
Revenues from continuing operations       --        --            --
Operating income/(costs)                  --        --            55
                                       ---------------------------------
Operating income/(loss) from
   continuing operations                  --        --            55
Non-operating exceptional items           --        --        (1,032)
                                       ---------------------------------
(Loss)/income before interest             --        --          (977)
Net interest (payable)/receivable        (30)      (98)       (3,715)
                                       ---------------------------------
(Loss)/income before taxation            (30)      (98)       (4,692)
Taxation                                  --        --           559
                                       ---------------------------------
(Loss)/income after taxation             (30)      (98)       (4,133)
Dividends from group companies            --        --             6
                                       ---------------------------------
Net (loss)/income                        (30)      (98)       (4,127)
                                       ---------------------------------
                                       ---------------------------------


INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


STATEMENTS OF OPERATIONS
Six months to June 30, 1998

                                     -----------------------------------------------------------------------
                                      Intertek  Testing    Kite      ITS      Intertek  Testing     Yickson
                                      Testing   Holdings  Overseas  Holding   Testing   Holdings  Enterprises
                                      Services   USA      Holdings  Limited   Services   Sweden      Limited
                                        Ltd      Inc        BV                 UK Ltd      AB

                                        L000     L000      L000      L000       L000      L000        L000
                                     -----------------------------------------------------------------------
Revenues from continuing operations      --         --        --        --         --        --         --
Operating income/(costs)                103         --         4        (1)        --        (4)        (6)
                                     -----------------------------------------------------------------------
Operating income/(loss) from
   continuing operations                103         --         4        (1)        --        (4)        (6)
Net interest (payable)/receivable    (3,581)    (5,337)      (88)      (20)    (1,838)     (779)        31
                                     -----------------------------------------------------------------------
(Loss)/income before taxation        (3,478)    (5,337)      (84)      (21)    (1,838)     (783)        25
Taxation                                 --       (103)       --        10        514        --         (4)

(Loss)/income after taxation         (3,478)    (5,440)      (84)      (11)    (1,324)     (783)        21
Dividends from group companies           --        169        --        --         --        --         --
                                     -----------------------------------------------------------------------
Net (loss)/income                    (3,478)    (5,271)      (84)      (11)    (1,324)     (783)        21
                                     -----------------------------------------------------------------------
                                     -----------------------------------------------------------------------


                                       ---------------------------------
                                       Testing   Testing      Guarantor
                                       Holdings  Holdings   subsidiaries
                                        France    Germany       Total
                                         EURL      GmbH

                                         L000      L000         L000
                                       ---------------------------------
Revenues from continuing operations      --         --             --
Operating income/(costs)                 --         --             96
                                       ---------------------------------
Operating income/(loss) from
   continuing operations                 --         --             96
Net interest (payable)/receivable       (30)      (206)       (11,848)
                                       ---------------------------------
(Loss)/income before taxation           (30)      (206)       (11,752)
Taxation                                (16)        --            401
                                       ---------------------------------
(Loss)/income after taxation            (46)      (206)       (11,351)
Dividends from group companies           --         --            169
                                       ---------------------------------
Net (loss)/income                       (46)      (206)       (11,182)
                                       ---------------------------------
                                       ---------------------------------



STATEMENTS OF OPERATIONS
Three months to June 30, 1998


                                     -----------------------------------------------------------------------
                                      Intertek  Testing    Kite      ITS      Intertek  Testing     Yickson
                                      Testing   Holdings  Overseas  Holding   Testing   Holdings  Enterprises
                                      Services   USA      Holdings  Limited   Services   Sweden      Limited
                                        Ltd      Inc        BV                 UK Ltd      AB

                                        L000     L000      L000      L000       L000      L000        L000
                                     -----------------------------------------------------------------------
Revenues from continuing operations       --        --        --        --        --        --        --
Operating income/(costs)                 138        --         1        (1)       --        (2)       --
                                     -----------------------------------------------------------------------
Operating income/(loss) from
   continuing operations                 138        --         1        (1)       --        (2)       --
Net interest (payable)/receivable     (1,906)   (2,683)      (53)      (22)     (923)     (328)       15
                                     -----------------------------------------------------------------------
(Loss)/income before taxation         (1,768)   (2,683)      (52)      (23)     (923)     (330)       15
Taxation                                  --       (67)       --        11       254        --        (1)
                                     -----------------------------------------------------------------------
Net (loss)/income                     (1,768)   (2,750)      (52)      (12)     (669)     (330)       14
                                     -----------------------------------------------------------------------
                                     -----------------------------------------------------------------------


                                       ---------------------------------
                                       Testing   Testing      Guarantor
                                       Holdings  Holdings   subsidiaries
                                        France    Germany       Total
                                         EURL      GmbH

                                         L000      L000         L000
                                       ---------------------------------
Revenues from continuing operations        --       --             --
Operating income/(costs)                   --       --            136
                                       ---------------------------------
Operating income/(loss) from
   continuing operations                   --       --            136
Net interest (payable)/receivable         (15)    (138)        (6,053)
                                       ---------------------------------
(Loss)/income before taxation             (15)    (138)        (5,917)
Taxation                                  (55)      --            142
                                       ---------------------------------
Net (loss)/income                         (70)    (138)        (5,775)
                                       ---------------------------------
                                       ---------------------------------


INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


BALANCE SHEETS
June 30, 1999

                                       -----------------------------------------------------------------------
                                        Intertek  Testing     Kite      ITS     Intertek  Testing     Yickson
                                        Testing   Holdings  Overseas  Holding   Testing   Holdings  Enterprises
                                        Services   USA      Holdings  Limited   Services   Sweden      Limited
                                          Ltd      Inc         BV                UK Ltd      AB

                                          L000     L000       L000     L000       L000      L000        L000
                                        -----------------------------------------------------------------------
ASSETS
Current assets
Cash                                         644        --        7        1          3        1            6
Other current assets                      72,554    96,249    2,015    4,684        578    4,407       88,193
                                       -----------------------------------------------------------------------
Total current assets                      73,198    96,249    2,022    4,685        581    4,408       88,199
Investments in subsidiary undertakings   129,808   101,029    5,633    3,902     64,418   24,834           --
                                       -----------------------------------------------------------------------
Total assets                             203,006   197,278    7,655    8,587     64,999   29,242       88,199
                                       -----------------------------------------------------------------------
                                       -----------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Borrowings (including current portion
of long term borrowings)                   3,300        --      268      454      1,093      428        3,151
Accounts payable, accrued liabilities
and deferred income                       43,821    99,682    3,548    1,706     17,531    4,638       51,283
Income taxes (receivable)/payable         (1,148)     (879)      --       11     (1,790)      --            4
                                       -----------------------------------------------------------------------
Total current liabilities                 45,973    98,803    3,816    2,171     16,834    5,066       54,438
Long term borrowings                      65,147        --    3,238    2,956     33,079   20,988       33,737
Shareholders' equity
Ordinary shares                              808    98,172    1,376    3,864         --    1,839           --
Redeemable preference shares             105,478        --       --       --         --       --           --
Shares to be issued                        2,793        --       --       --         --       --           --
Premium in excess of par value             3,635        --       --       --     22,709       --           52
Retained (deficit)/earnings              (20,828)      303     (775)    (404)    (7,623)   1,349          (28)
                                       -----------------------------------------------------------------------
Total shareholders' equity                91,886    98,475      601    3,460     15,086    3,188           24
                                       -----------------------------------------------------------------------
Total liabilities and shareholders'
   equity                                203,006   197,278    7,655    8,587     64,999   29,242     88,199
                                       -----------------------------------------------------------------------
                                       -----------------------------------------------------------------------


                                        ---------------------------------
                                         Testing    Testing      Guarantor
                                         Holdings   Holdings   subsidiaries
                                          France    Germany       Total
                                           EURL      GmbH

                                           L000      L000         L000
                                         ---------------------------------
ASSETS
Current assets
Cash                                        --         --           662
Other current assets                       694         --       269,374
                                         ---------------------------------
Total current assets                       694         --       270,036
Investments in subsidiary undertakings   3,560      5,950       339,134
                                         ---------------------------------
Total assets                             4,254      5,950       609,170
                                         ---------------------------------
                                         ---------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Borrowings (including current portion
of long term borrowings)                    --         --        8,694
Accounts payable, accrued liabilities
and deferred income                      2,871        222      225,302
Income taxes (receivable)/payable          (17)      (158)      (3,977)
                                         ---------------------------------
Total current liabilities                2,854         64      230,019
Long term borrowings                        --      4,898      164,043
Shareholders' equity
Ordinary shares                            889      1,202      108,150
Redeemable preference shares                --         --      105,478
Shares to be issued                         --         --        2,793
Premium in excess of par value              --        873       27,269
Retained (deficit)/earnings                511     (1,087)     (28,582)
                                         ---------------------------------
Total shareholders' equity               1,400        988      215,108
                                         ---------------------------------
Total liabilities and shareholders'
   equity                                4,254      5,950      609,170
                                         ---------------------------------
                                         ---------------------------------


INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


BALANCE SHEETS
December 31, 1998


                                       -----------------------------------------------------------------------
                                        Intertek  Testing     Kite      ITS     Intertek  Testing     Yickson
                                        Testing   Holdings  Overseas  Holding   Testing   Holdings  Enterprises
                                        Services   USA      Holdings  Limited   Services   Sweden      Limited
                                          Ltd      Inc         BV                UK Ltd      AB

                                          L000     L000       L000     L000       L000      L000        L000
                                        -----------------------------------------------------------------------
ASSETS
Current assets
Cash                                      (6,824)       --      123        1         3           1          5
Other current assets                      72,775    92,703    1,856    4,042       576       4,342     80,514
                                       -----------------------------------------------------------------------
Total current assets                      65,951    92,703    1,979    4,043       579       4,343     80,519
Investments in subsidiary undertakings   128,624    95,617    5,983    3,510    64,418      24,466        --
                                       -----------------------------------------------------------------------
Total assets                             194,575   188,320    7,962    7,553    64,997      28,809     80,519
                                       -----------------------------------------------------------------------
                                       -----------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Borrowings (including current portion
of long term borrowings)                  16,333        --      260      232     1,629         383      2,317
Accounts payable, accrued liabilities
and deferred income                       38,458    96,133    3,295    1,197    13,621       3,423     44,095
Income taxes (receivable)/payable         (1,148)     (536)      --          4  (1,283)         --         12
                                       -----------------------------------------------------------------------
Total current liabilities                 53,643    95,597    3,555    1,433    13,967       3,806     46,424
Long term borrowings                      57,568        --    3,595    3,174    34,899      20,819     33,983
Shareholders' equity
Ordinary shares                              336    92,913    1,463    3,476        --       1,812         --
Redeemable preference shares              86,657        --       --       --        --          --         --
Shares to be issued                        2,793        --       --       --        --          --         --
Premium in excess of par value             3,018        --       --       --    22,709          --         49
Retained (deficit)/earnings               (9,440)     (190)    (651)    (530)   (6,578)      2,372         63
                                       -----------------------------------------------------------------------
Total shareholders' equity/(deficit)      83,364    92,723      812    2,946    16,131       4,184        112
                                       -----------------------------------------------------------------------

Total liabilities and shareholders'
   equity                                194,575   188,320    7,962    7,553    64,997      28,809     80,519
                                       -----------------------------------------------------------------------
                                       -----------------------------------------------------------------------


                                        ---------------------------------
                                         Testing    Testing      Guarantor
                                         Holdings   Holdings   subsidiaries
                                          France    Germany       Total
                                           EURL      GmbH

                                           L000      L000         L000
                                         ---------------------------------
ASSETS
Current assets
Cash                                         --        --        (6,691)
Other current assets                        787        --       257,595
                                        ---------------------------------
Total current assets                        787        --       250,904
Investments in subsidiary undertakings    3,652     6,311       332,581
                                        ---------------------------------
Total assets                              4,439     6,311       583,485
                                        ---------------------------------
                                        ---------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Borrowings (including current portion
of long term borrowings)                     --        --        21,154
Accounts payable, accrued liabilities
and deferred income                       2,887     1,321       204,430
Income taxes (receivable)/payable            --      (168)       (3,119)
                                        ---------------------------------
Total current liabilities                 2,887     1,153       222,465
Long term borrowings                         --     5,167       159,205
Shareholders' equity
Ordinary shares                             944        18       100,962
Redeemable preference shares                 --        --        86,657
Shares to be issued                          --        --         2,793
Premium in excess of par value               --       926        26,702
Retained (deficit)/earnings                 608      (953)      (15,299)
                                        ---------------------------------
Total shareholders' equity/(deficit)      1,552        (9)      201,815
                                        ---------------------------------
Total liabilities and shareholders'
   equity                                 4,439     6,311       583,485
                                        ---------------------------------
                                        ---------------------------------


INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


STATEMENTS OF CASH FLOWS
Six months to June 30, 1999


                                       -----------------------------------------------------------------------
                                        Intertek  Testing     Kite      ITS     Intertek  Testing     Yickson
                                        Testing   Holdings  Overseas  Holding   Testing   Holdings  Enterprises
                                        Services   USA      Holdings  Limited   Services   Sweden      Limited
                                          Ltd      Inc         BV                UK Ltd      AB

                                          L000     L000       L000     L000       L000      L000        L000
                                        -----------------------------------------------------------------------
Total operating cash (outflow)/inflow    (2,680)     --          (2)        (1)      (36)       --          (8)
Returns on investments and servicing
of finance                                 (436)    163        (208)       (98)   (1,558)     (828)         18
Taxation paid                                --     (56)         --         --        --        --         (20)
Acquisitions                             (1,184)     --          (8)        --        --        --          --
                                        -----------------------------------------------------------------------
CASH (OUTFLOW)/INFLOW BEFORE FINANCING   (4,300)    107        (218)        (99)  (1,594)     (828)        (10)
Financing                                11,768    (107)        107          99    1,594       828          10
                                        -----------------------------------------------------------------------
INCREASE/(DECREASE) IN CASH               7,468      --        (111)         --       --        --          --
                                        -----------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO
   MOVEMENT IN NET DEBT

INCREASE/(DECREASE) IN CASH               7,468      --        (111)         --       --        --          --
Cash inflow from increase in debt        13,059      --         150         213    4,536       228       1,443
                                        -----------------------------------------------------------------------
Change in net debt resulting from
 cash flows                              20,527      --          39         213    4,536       228       1,443
Debt issued in lieu of interest payment  (4,013)     --          --                   --        --          --
Other non-cash movements                      7      --         (30)        (21)    (164)     (762)         --
Exchange adjustments                     (3,599)     --         224        (196)  (2,016)      320       (2,030)
                                        -----------------------------------------------------------------------
Movement in net debt in the period       12,922      --         233          (4)   2,356      (214)        (587)
Net debt at start of period             (80,725)     --      (3,732)     (3,405) (36,525)  (21,201)     (36,295)
                                        -----------------------------------------------------------------------
NET DEBT AT END OF PERIOD               (67,803)     --      (3,499)     (3,409) (34,169)  (21,415)     (36,882)
                                        -----------------------------------------------------------------------
                                        -----------------------------------------------------------------------


                                        ---------------------------------
                                         Testing    Testing      Guarantor
                                         Holdings   Holdings   subsidiaries
                                          France    Germany       Total
                                           EURL      GmbH

                                           L000      L000         L000
                                         ---------------------------------
Total operating cash (outflow)/inflow        (2)        --        (2,729)
Returns on investments and servicing
of finance                                  (29)      (204)       (3,180)
Taxation paid                               (17)        (2)          (95)
Acquisitions                               (123)        --        (1,315)
                                         ---------------------------------
Cash (outflow)/inflow before financing     (171)      (206)       (7,319)
Financing                                   171        206        14,676
                                         ---------------------------------
Increase/(decrease) in cash                  --         --         7,357
                                         ---------------------------------

Reconciliation of net cash flow to
   movement in net debt

INCREASE/(DECREASE) IN CASH                  --         --         7,357
Cash inflow from increase in debt            --         --        19,629
                                         ---------------------------------
Change in net debt resulting from
 cash flows                                  --         --        26,986
Debt issued in lieu of interest payment      --         --        (4,013)
Other non-cash movements                     --        (28)         (998)
Exchange adjustments                         --        297        (7,000)
                                         ---------------------------------
Movement in net debt in the period           --        269        14,975
Net debt at start of period                  --     (5,167)     (187,050)
                                         ---------------------------------
NET DEBT AT END OF PERIOD                    --     (4,898)     (172,075)
                                         ---------------------------------
                                         ---------------------------------


INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


STATEMENTS OF CASH FLOWS
Six months to June 30, 1998


                                       -----------------------------------------------------------------------
                                        Intertek  Testing     Kite      ITS     Intertek  Testing     Yickson
                                        Testing   Holdings  Overseas  Holding   Testing   Holdings  Enterprises
                                        Services   USA      Holdings  Limited   Services   Sweden      Limited
                                          Ltd      Inc         BV                UK Ltd      AB

                                          L000     L000       L000     L000       L000      L000        L000
                                        -----------------------------------------------------------------------
Total operating cash (outflow)/inflow   (10,180)   1,120      1,245        149    2,506       996       1,266
Returns on investments and servicing
of finance                                 (172)  (1,100)       (32)       (23)  (1,840)     (779)         36
Taxation received/(paid)                    257      (19)        --         --      195        --          --
Capital expenditure and financial
 investment                                  (8)      (1)        --         --       --        --          --
                                       -----------------------------------------------------------------------
CASH (OUTFLOW)/INFLOW BEFORE FINANCING  (10,103)      --        132        126      861       217       1,302
Financing                                11,341       --       (128)      (126)    (863)     (217)     (1,302)
                                       -----------------------------------------------------------------------
INCREASE/(DECREASE) IN CASH               1,238       --          4         --       (2)       --          --
                                       -----------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO
 MOVEMENT IN NET DEBT

INCREASE/(DECREASE) IN CASH               1,238       --          4         --       (2)       --          --
Cash (outflow)/inflow from increase
 in debt                                (11,341)      --        136        126      863       217       1,302
                                       -----------------------------------------------------------------------
Change in net debt resulting from
 cash flows                             (10,103)      --        140        126      861       217       1,302
Debt issued in lieu of interest payment  (3,389)      --         --         --       --        --          --
Other non-cash movements                     --       --        199        157    1,272       956       2,534
Exchange adjustments                         --       --         41          5       --       533         302
                                       -----------------------------------------------------------------------
Movement in net debt in the period      (13,492)      --        380        288    2,133     1,706       4,138
Net debt at start of period             (53,099)      --     (4,103)   (3,814)  (39,567)  (23,404)    (39,206)
                                       -----------------------------------------------------------------------
NET DEBT AT END OF PERIOD               (66,591)      --     (3,723)   (3,526)  (37,434)  (21,698)    (35,068)
                                       -----------------------------------------------------------------------
                                       -----------------------------------------------------------------------


                                        ---------------------------------
                                         Testing    Testing      Guarantor
                                         Holdings   Holdings   subsidiaries
                                          France    Germany       Total
                                           EURL      GmbH

                                           L000      L000         L000
                                         ---------------------------------
Total operating cash (outflow)/inflow        (38)      205       (2,731)
Returns on investments and servicing
of finance                                    (1)     (206)      (4,117)
Taxation received/(paid)                      39        --          472
Capital expenditure and financial
 investment                                   --        --       (1,090)
                                        ---------------------------------
CASH (OUTFLOW)/INFLOW BEFORE FINANCING         --        (1)      (7,466)
Financing                                     --        --        8,705
                                        ---------------------------------
INCREASE/(DECREASE) IN CASH                   --        (1)       1,239
                                        ---------------------------------

RECONCILIATION OF NET CASH FLOW TO
 MOVEMENT IN NET DEBT

INCREASE/(DECREASE) IN CASH                   --        (1)       1,239
Cash (outflow)/inflow from increase
 in debt                                      --        --       (8,697)
                                        ---------------------------------
Change in net debt resulting from
 cash flows                                   --        (1)      (7,458)
Debt issued in lieu of interest payment       --        --       (3,389)
Other non-cash movements                      --       276        5,394
Exchange adjustments                          --        51          932
                                        ---------------------------------
Movement in net debt in the period            --       326       (4,521)
Net debt at start of period                   --    (5,052)    (168,245)
                                        ---------------------------------
NET DEBT AT END OF PERIOD                     --    (4,726)    (172,766)
                                        ---------------------------------
                                        ---------------------------------


                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



INTERTEK TESTING SERVICES LIMITED
(Registrant)


By:       /S/  WILLIAM SPENCER
          --------------------
       Name:      William Spencer
       Title:     Director
       Date:      August 13, 1999